As filed with the Securities and Exchange Commission on May 14, 2008.

File No.

File No. 811-08075

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 82

Massachusetts Mutual Variable Life Separate Account I

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

(Depositor’s Telephone Number)

John E. Deitelbaum

Corporate Vice President and Associate General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of the registration statement

Title of Securities Being Registered: Units of Interest in Variable Universal Life III Policies

This Registrant hereby amends this registration statement on such date or dates as may by necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Variable Universal Life III (VUL III)

Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

This prospectus describes an individual, flexible premium, adjustable, variable life insurance policy (the policy) offered by Massachusetts Mutual Life Insurance Company. While this policy is in force, it provides lifetime insurance protection on the insured.

The owner (you or your) has a number of investment choices in this policy. They include a guaranteed principal account (the GPA) and the funds offered through our separate account, Massachusetts Mutual Variable Life Separate Account I (the Separate Account). These funds are listed on the following page.

You bear the investment risk of any premium allocated to these investment funds. The death benefit may vary and the net surrender value will vary, depending on the investment performance of the funds.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy or to anyone to whom it is illegal to offer the policy.

This policy is subject to the law of the state in which the policy is issued. Some of the terms of the policy may differ from the terms of the policy delivered in another state because of state specific legal requirements. Areas where state-specific policy provisions may apply include, but are not limited to:

•	certain investment options and certain policy features;
•	free look rights, including the length of the free look period and refund amounts; and
•	fund transfer rights.

The policy provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this policy may not be to your advantage.

The policy:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.

To learn more about the policy you, can obtain a copy of the Statement of Additional Information (SAI), dated August 15, 2008. The SAI is legally incorporated into this prospectus by reference and is legally part of this document. We file the SAI with the Securities and Exchange Commission (“SEC”). The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. For a free copy of the SAI, or for general inquiries, contact our “Administrative Office” at the address and phone number below:

MassMutual Customer Service Center

PO Box 1865

Springfield, MA 01102-1865

1-800-272-2216

(FAX) 1-866-329-4527

www.massmutual.com

You may request a free personalized illustration of death benefits, surrender values, and cash values from your registered representative or by calling our Administrative Office.

The SEC has not approved or disapproved this policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus carefully before investing. You should keep it for future reference.

EFFECTIVE: August 15, 2008

Variable Universal Life III (VUL III)

Massachusetts Mutual Variable Life Separate Account I

The Separate Account invests in the following funds. You may allocate premium to any of the divisions in the Separate Account and the Separate Account will purchase equivalent shares in the corresponding funds listed below. You can also allocate premium to the guaranteed principal account.

AIM Variable Insurance Funds

AIM V.I. Financial Services Fund (Series I)

AIM V.I. Global Health Care Fund (Series I)

AIM V.I. Technology Fund (Series I)

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio (Initial Class)

ING Variable Products Trust

ING VP Real Estate Portfolio (Class S)

MML Series Investment Fund

MML Aggressive Allocation Fund

MML Asset Allocation Fund

MML Balanced Allocation Fund

MML Blue Chip Growth Fund

MML Concentrated Growth Fund (Class II)

MML Conservative Allocation Fund

MML Emerging Growth Fund

MML Equity Income Fund

MML Equity Index Fund (Class II)

MML Foreign Fund

MML Global Fund (Class II)

MML Growth & Income Fund

MML Growth Allocation Fund

MML Income & Growth Fund

MML Large Cap Value Fund

MML Mid Cap Growth Fund

MML Mid Cap Value Fund

MML Moderate Allocation Fund

MML Small Cap Growth Equity Fund

MML Small Cap Index Fund

MML Small/Mid-Cap Value Fund1

MML Series Investment Fund II

MML Enhanced Index Core Equity Fund

MML Equity Fund

MML Inflation-Protected and Income Fund2

MML Managed Bond Fund

MML Money Market Fund

MML Small Cap Equity Fund

MML Small Company Opportunities Fund

Oppenheimer Variable Account Funds

Oppenheimer Capital Appreciation Fund/VA (Non-Service)

Oppenheimer Global Securities Fund/VA (Non-Service)

Oppenheimer High Income Fund/VA (Non-Service)

Oppenheimer Main Street Fund® /VA (Non-Service)

Oppenheimer MidCap Fund/VA (Non-Service)

Oppenheimer Strategic Bond Fund/VA (Non-Service)

Panorama Series Fund, Inc.

Oppenheimer International Growth Fund/VA (Non-Service)

PIMCO Variable Insurance Trust

PIMCO VIT CommodityRealReturn™ Strategy Portfolio (Advisor Class)

1	Prior to February 28, 2008, known as MML Small Cap Value Fund.
2	Prior to May 1, 2008, known as MML Inflation-Protected Bond Fund.

Massachusetts Mutual Variable Life Separate Account I

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page
account value	27
Administrative Office	1
attained age	5
division	22
face amount	16
general investment account	26
good order	16
grace period	29
guarantee period	29
guarantee premium	29
initial face amount	16
insurance risk	10
issue date	19
modified endowment contract (“MEC”)	6, 50
monthly charge date	45
net investment experience	28
net premium	19
net surrender value	35
planned premium	17
policy date	19
policy debt	35
policy debt limit	36
premium expense factor	7
register date	20
safety test	28
termination	6, 28
valuation date	14
7-pay test	51

Index of Special Terms

Summary of Benefits and Risks

The following is a summary of the benefits and risks of the policy. It is only a summary. Additional information on the policy’s benefits and risks can be found in the later sections of this prospectus.

Benefits of the Policy

DEATH BENEFIT	The primary benefit of your policy is life insurance coverage. While the policy is in force, a death benefit will be paid to the beneficiary when the insured dies.
CHOICE OF DEATH BENEFIT OPTIONS

The policy offers three death benefit options. Each is the greater of the minimum death benefit, or:

1.  Level Option: The current face amount.

2.  Return of Account Value Option: The current face amount plus the account value of the policy.

3.  Return of Premium Option: The current face amount plus the total of the premiums that were paid through attained age 90 and not refunded (with or without interest on premiums paid during the first five policy years). (An insured’s “attained age” is equal to his or her issue age plus the number of completed policy years.)

The death benefit we pay will be reduced by any outstanding policy debt and any unpaid premium needed to avoid termination.

RIGHT TO RETURN THE POLICY	You have a limited period of time after the policy is delivered during which you can cancel the policy and receive a refund.
VARIABLE INVESTMENT CHOICES	The policy offers a choice of over 40 investment divisions within its Separate Account. Each division invests in shares of a designated investment fund.
GUARANTEED PRINCIPAL ACCOUNT	In addition to the above mentioned variable investment choices, you may also invest in the guaranteed principal account (GPA). Amounts allocated to the GPA are guaranteed and earn interest daily.
FLEXIBILITY

The policy is designed to be flexible to help meet your specific life insurance needs. Within limitations, you can:

•choose the timing, amount and frequency of premium payments;

•change the death benefit option;

•increase or decrease the policy’s face amount (higher face amount can result in higher charges);

•change the beneficiary;

•change your investment selections.

TRANSFERS	Generally, you may transfer funds among the investment divisions and the guaranteed principal account. Limitations on transfers are described in the “Risks of the Policy” table and “Policy Transactions” sections of the prospectus. We also offer two automated transfer programs: Dollar Cost Averaging and Portfolio Rebalancing.
SURRENDERS AND WITHDRAWALS	You may surrender your policy and we will pay you its net surrender value (account value less any surrender charges and policy debt). You may also withdraw a part of the net surrender value. A withdrawal reduces the policy values, may reduce the face amount of the policy, may increase the risk that the policy will lapse and may have adverse tax consequences.
LOANS	You may take a loan on the policy once your account value exceeds the total of any surrender charges. The policy secures the loan. Taking a loan may have adverse tax consequences and may increase the risk that your policy will terminate.
SAFETY TEST	During defined periods of the policy, your policy will not terminate, regardless of its account value, as long as you have made the specified minimum premium payments and there are no outstanding loans on the policy.
ASSIGNABILITY	You may generally assign the policy as collateral for a loan or other obligation.
TAX BENEFITS	You are generally not taxed on the policy’s earnings until you withdraw account value from your policy. This is known as tax deferral.
ADDITIONAL BENEFITS	There are a number of additional benefits you may add to your policy by way of riders. The riders available with this policy are listed in the Other Benefits Available Under the Policy section.

Summary of Benefits and Risks

Risks of the Policy

INVESTMENT PERFORMANCE	The value of your policy will fluctuate with the performance of the variable investment divisions you select. Your variable investment divisions may decline in value or they may not perform to your expectations. You bear the investment risk of any account value invested in your variable investment divisions.
SUITABILITY	Variable life insurance is designed to meet long-term financial goals. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need the premium payment in a short period of time. Short-term investment strategies may be restricted by the Company.
EARLY SURRENDER	If you surrender your policy you will be subject to surrender charges during the first 9 policy years and during the first 9 years after an increase in the policy’s face amount. Surrender charges are also known as “deferred sales loads”. The surrender charge will reduce the proceeds payable to you. In some situations, it is possible that there will be little or no value in the policy after the surrender charges are deducted. An early surrender can also result in adverse tax consequences.
WITHDRAWALS	A withdrawal will reduce your policy’s account value by the amount withdrawn, including the withdrawal fee. If the policy’s net surrender value is reduced to a point where it cannot meet a monthly deduction your policy may terminate. A withdrawal may also reduce your policy’s face amount and may have adverse tax consequences.
TERMINATION	Your policy could terminate if the net surrender value of the policy becomes too low to support the policy’s monthly charges and the safety test is not met, or it exceeds its debt limit. Before the policy terminates, however, you will receive a grace period during which you will be notified in writing that your coverage may terminate unless you pay additional premium.
LIMITATIONS ON ACCESS TO CASH VALUE

•Withdrawals are not available in the first policy year; however, full surrenders are permitted.

•A withdrawal reduces the policy values and may reduce the face amount of the policy. A withdrawal may have adverse tax consequences.

•We may not allow a withdrawal if it would reduce the face amount to less than the policy’s minimum face amount.

•The minimum withdrawal is $100, including the $25 withdrawal fee.

•The maximum withdrawal is 75% of the net surrender value.

•The maximum loan and withdrawal amounts are generally lower in the policy’s early years. Therefore, there may be little to no cash value available for loans and withdrawals in the policy’s early years.

LIMITATIONS ON TRANSFERS

•Transfers from the guaranteed principal account are generally limited to one per policy year and may not exceed 25% of its non-loaned value.

•We reserve the right to reject or restrict transfers if we determine the transfers reflect frequent trading or a market-timing strategy.

IMPACT OF LOANS	Taking a loan from your policy may increase the risk that your policy will terminate. If your policy exceeds the policy debt limit, it can still terminate even if the safety test is met. It will have a permanent effect on the policy’s net surrender value and will reduce the death benefit paid. Also, policy termination with an outstanding loan can result in adverse tax consequences.
ADVERSE TAX CONSEQUENCES

Certain transactions (including, but not limited to, withdrawals, surrenders and loans) may lead to a taxable event. Under certain circumstances (usually if your premium payments in the first seven years exceed specified limits), your policy may become a “modified endowment contract” (MEC). Under federal tax law, loans, withdrawals, and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis, second. Also, distributions includible in income received before you attain age 59 1/2 are subject to a 10% penalty tax.

Existing tax laws that benefit this policy may change at any time.

ADDITIONAL RISKS	The type of investments that a fund company makes will also create risk. A comprehensive discussion of the risks of each of the funds underlying the divisions of the Separate Account may be found in that fund’s prospectus. You should read the fund’s prospectus carefully before investing.
POLICY CHARGE INCREASE	We have the right to increase certain policy and rider charges; however, the charges will not exceed the maximum charges identified in the fee tables.

Summary of Benefits and Risks

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. A more detailed description of these fees can be found in the Charges and Deductions section of this prospectus.

Transaction Fees

This table describes the fees and expenses that you will pay at the time you pay premium, take account value out of the policy, or exercise certain riders.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Premium Expense Charge[1,2]	When you pay premium.	All Coverage Years 6% of each premium payment.	All Coverage Years 8% of each premium payment up to and including the premium expense factor; 7% of any premium payment in excess of the premium expense factor.
Surrender Charges[2,3,4,5]	When you surrender the policy for its net surrender value. Charge will also apply at the time of an elected decrease in face amount and if your policy lapses.	First Coverage Year Current Range of Rates per $1000 of Face Amount • $3.08 — $50.58	First Coverage Year Guaranteed Range of Rates per $1000 of Face Amount • $3.08 — $50.58
Surrender charge for a 35-year-old male, non-tobacco user, in the standard risk class.[2,3,4,5,6]	When you surrender the policy for its net surrender value. Charge will also apply at the time of an elected decrease in face amount and if your policy lapses.	First Coverage Year • $11.25 per $1000 of Face Amount	First Coverage Year • $11.25 per $1000 of Face Amount
Processing Fees	When Fee is Deducted	Current Amount Deducted	Maximum Amount Deducted
Withdrawal Fee	When you withdraw a portion of your account value from the policy.	$25 per withdrawal	$25 per withdrawal
Accelerated Death Benefit Rider	When you elect an accelerated death benefit payment.	$150	$250
Substitute of Insured Rider	When you elect to substitute the insured.	$75	$75
1	The premium expense factor referenced in the table is used to determine premium expense charges. For the initial face amount, the premium expense factor is based on the issue age, gender, and risk classification of the insured. For each increase in the face amount, the premium expense factor is based on the age, gender, and risk classification of the insured on the effective date of the increase. The premium expense factor is shown in the policy; it will be quoted upon request before the policy is issued.

Examples of premium expense factors are shown in the following table. An example of how the factor is used to determine your premium expense charge is located in the Charges and Deductions, Transaction Charges section, under Deductions from Premiums.

Per $1,000 of Face Amount, Non-Tobacco Risk Class
Age	Male	Female
25	5.80	5.05
35	9.00	7.38
55	25.70	20.70
85	56.50	46.20
2	Maximum and current rates may vary in New York, but will not exceed the maximum rates shown. Please contact your registered representative for more information.

Fee Tables

3	For the initial face amount, the rates vary by the insured’s gender, issue age, risk classification, and year of coverage. For each increase in the face amount, the rates are based on the age, gender, risk classification of the insured on the effective date of the increase and the year of coverage. The surrender charge is shown in the policy’s Specifications Pages. The rates in this table may not be representative of the charge that a particular policy owner will pay. If you would like information on the surrender charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-272-2216.
4	Under certain circumstances, the surrender charge may not apply when exchanging this policy for a qualifying non-variable life insurance policy offered by MassMutual or one of its subsidiaries. Please see the “Surrender Charges” section for more information.
5	Surrender charges generally apply for the first 9 policy years and the first 9 years following an increase in face amount. They will equal the first year’s surrender charge multiplied by the applicable coverage year factor listed in the following table. These factors vary by issue age.

Coverage Year	Factor	Coverage Year	Factor
1	1.00	6	0.73 – 0.82
2	0.94 – 1.00	7	0.60 – 0.75
3	0.88 – 1.00	8	0.40 - 0.50
4	0.82 – 1.00	9	0.20 – 0.25
5	0.77 – 1.00	10	0.00
6	The rates shown for the “representative insured” are first year rates only.

Periodic Charges Other than Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically, other than fund operating expenses, during the time that you own the policy.

Charge	When Charge is Deducted	Current Amount Deducted		Maximum Amount Deducted
Insurance Charge[1,2] Additional mortality fees[3]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1000 of Insurance Risk • $0.01 — $83.33 Current Range of Rates • $0.00 — $83.33 per $1000 of Insurance Risk • $0.00 — $83.33 per $1000 of Face Amount		• $83.33 per $1000 of Insurance Risk • $83.33 per $1000 of Insurance Risk • $83.33 per $1000 of Face Amount
Insurance charge for a 35-year-old male, non-tobacco user, in the standard risk class, with death benefit option 1, and a policy face amount of $500,000.[1,2,3]	Monthly, on the policy’s monthly charge date.	• $0.090833 per $1000 of Insurance Risk		• $0.090833 per $1000 of Insurance Risk
Administrative Charge[2]	Monthly, on the policy’s monthly charge date.	All Policy Years $10 per policy		All Policy Years $15 per policy
Asset Charge[2]	Daily.	Annual percentage of the policy’s average daily net assets in the Separate Account		Annual percentage of the policy’s average daily net assets in the Separate Account
		Your Value in the Separate Account $0 — $49,999.99 $50,000 — $99,999.99 $100,000+ Policy Years 11+	Policy Years 1-10 0.75% 0.65% 0.55% 0.15%	Your Value in the Separate Account $0 — $49,999.99 $50,000 — $99,999.99 $100,000+ Policy Years 11+	Policy Years 1-10 0.90% 0.90% 0.90% 0.40%

Fee Tables

Charge	When Charge is Deducted	Current Amount Deducted		Maximum Amount Deducted
Face Amount Charge[2,5]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1000 of Initial Face Amount.		Guaranteed Range of Rates per $1000 of Initial Face Amount.
		Coverage Year 1-2 3-5 6+	Rate $0.03 — $1.79 $0.02 – $1.19 $0.00	Coverage Year 1-2 3-5 6+	Rate $1.79 $1.19 $0.00
Face amount charge for a 35-year-old male, non-tobacco user, in the standard risk class.[4,5]	Monthly, on the policy’s monthly charge date.	• $0.27 per $1000 of Initial Face Amount		• $0.27 per $1000 of Initial Face Amount
Loan Interest Rate Expense Charge[2,6]	Reduces the interest we credit on the loaned value. We credit loan interest daily.	Policy Year 1-10 11+ of loaned amount	Rate 1.00% 0.15%	Policy Year 1-10 11+ of loaned amount	Rate 1.00% 0.50%
Rider	When Charge is Deducted	Current Amount Deducted		Maximum Amount Deducted
Disability Benefit[7,8,9]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1 of Monthly Deduction • $0.00 — $0.275 Current Range of Rates per $1 of Specified Benefit Amount • $0.00 — $0.0403		Guaranteed Range of Rates per $1 of Monthly Deduction • $0.00 — $0.275 Guaranteed Range of Rates per $1 of Specified Benefit Amount • $0.00 — $0.0403
Rider charge for a 35-year-old male.[4,7,8,9]	Monthly, on the policy’s monthly charge date.	• $0.063 per $1 of Monthly Deduction • $0.0176 per $1 of Specified Benefit Amount		• $0.063 per $1 of Monthly Deduction • $0.0176 per $1 of Specified Benefit Amount
Guaranteed Insurability[8]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1000 of Option Amount • $0.03 — $0.11		Guaranteed Range of Rates per $1000 of Option Amount • $0.03 — $0.11
Rider charge for a 35-year-old male.[4,8]	Monthly, on the policy’s monthly charge date.	• $0.11 per $1000 of Option Amount		• $0.11 per $1000 of Option Amount
Other Insured[1]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1000 of Rider Insurance Risk • $0.01 — $29.785		• $29.785 per $1000 of Rider Insurance Risk
Additional mortality fees[3]		Current Range of Rates • $0.00 — $83.33 per $1000 of Rider Insurance Risk Current range of Rates • $0.00 — $ 83.33 per $1000 of Rider Face Amount		• $83.33 per $1000 of Rider Insurance Risk • $83.33 per $1000 of Face Amount
Rider charge for a 35-year-old male.[1,4]	Monthly, on the policy’s monthly charge date.	• $0.090833 per $1000 of Rider Insurance Risk		• $0.090833 per $1000 of Rider Insurance Risk
Waiver of Monthly Charges[7,8,9]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1 of Monthly Deduction • $0.00 — $0.275		Guaranteed Range of Rates per $1 of Monthly Deduction • $0.00 — $0.275
Rider charge for a 35-year-old male.[4,7,8,9]	Monthly, on the policy’s monthly charge date.	• $0.063 per $1 of Monthly Deduction		• $0.063 per $1 of Monthly Deduction

Fee Tables

Rider	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Waiver of Specified Premium[7,8,9]	Monthly, on the policy’s monthly charge date.	Current Range of Rates per $1 of Monthly Deduction • $0.00 — $0.275 Current Range of Rates per $1 of Specified Monthly Premium Amount • $0.00 — $0.0403	Guaranteed Range of Rates per $1 of Monthly Deduction • $0.00 — $0.275 Guaranteed Range of Rates per $1 of Specified Monthly Premium Amount • $0.00 — $0.0403
Rider charge for a 35-year-old male.[4,7,8,9]	Monthly, on the policy’s monthly charge date.	$0.063 per $1 of Monthly Deduction $0.0176 per $1 of Specified Monthly Premium Amount	$0.063 per $1 of Monthly Deduction $0.0176 per $1 of Specified Monthly Premium Amount

All of the monthly charges listed in the table above are deducted proportionately from the then current account values in the Separate Account and the guaranteed principal account (unless the Directed Monthly Deduction Program is in effect). The asset charge is deducted from the assets of the Separate Account only.

1	The rates vary by the insured’s gender, issue age, risk classification, and year of coverage. The rates may not be representative of the charge that a particular policy owner will pay. If you would like information on the insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-272-2216.
The insurance charge rates reflected in this table are for standard risks; the maximum insurance charges are based on the 2001 Commissioners Standard Ordinary Ultimate, Sex-Distinct, Smoker-Distinct, Age Nearest Birthday Mortality (2001 CSO) Tables. Insurance risk is a liability of the insurance company and is equal to the difference between the death benefit and the account value.
2	Maximum and current rates may vary in New York, but will not exceed the maximum rates shown. Please contact your registered representative for more information.
3	Additional mortality fees may be assessed for risks associated with certain health conditions, occupations, aviation, avocations or driving history. Note the combination of insurance charges (or rider charges) and additional mortality fees, if any, will not exceed $83.33 per $1000 of insurance risk or face amount.
4	The rates shown for the “representative insured” are first year rates only.
5	The face amount charge is set at issue for the initial face amount and, for each increase, on the effective date of the increase. The charges will vary by the issue age, gender and risk classification of the insured for the initial face amount and, for increases, by the insured’s attained age, gender and risk classification on the effective date of the increase. The face amount charge will not be reduced if the face amount is reduced. The range of face amount charges reflected for coverage years 1-5 simply accounts for the range of issue ages for all potential insureds.
6	We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate charged and the interest credited on loaned amounts.
7	The policy’s “monthly deduction” is the sum of the following current monthly charges: (a) administrative charge, (b) face amount charge, (c) insurance charge, and (d) any applicable rider charges.
8	The rates shown are for standard risks and vary by the insured’s gender and age. The rates in this table may not be representative of the charge that a particular policy owner will pay. If you would like information on the rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-272-2216.
9	For substandard risks, the rates may be increased by a multiple of 1 or 2 times the standard rates shown.

Fee Tables

Annual Fund Operating Expenses

While you own the policy, if your assets are invested in any of the divisions of the Separate Account, you will be subject to the fees and expenses charged by the fund in which that division invests. The first table shows the minimum and maximum total operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2007. Current and future expenses may be higher or lower than those shown. More detail concerning each fund’s fees and expenses that you may periodically be charged during the time that you own the policy is contained in the second table below and each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.34%	1.44%

Investment Management Fees and Other Expenses

The following table provides more specific information about the total fund operating expenses of each fund (before any contractual or voluntary waivers or reimbursements). The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2007.

Fund Name	Management Fees[1]	Other Expenses		12b-1 Fees	Acquired Fund Fee & Expenses		Total Annual Fund Operating Expenses
AIM V.I. Financial Services Fund (Series I)	0.75%	0.36%		—	0.00%	[2]	1.11%	[3]
AIM V.I. Global Health Care Fund (Series I)	0.75%	0.32%		—	0.01%	[2]	1.08%	[3,4]
AIM V.I. Technology Fund (Series I)	0.75%	0.35%		—	0.01%	[2]	1.11%	[3]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.56%	0.09%		—	—		0.65%	[5]
ING VP Real Estate Portfolio (Class S)	0.75%	0.17%		0.25%	—		1.17%	[6]
MML Aggressive Allocation Fund	0.10%	0.25%	[7,8]	—	0.79%	[9]	1.14%	[8]
MML Asset Allocation Fund	0.55%	0.04%	[10]	—	—		0.59%	[11]
MML Balanced Allocation Fund	0.10%	0.25%	[7,8]	—	0.67%	[9]	1.02%	[8]
MML Blue Chip Growth Fund	0.75%	0.09%		—	—		0.84%	[11]
MML Concentrated Growth Fund (Class II)	0.60%	0.21%		—	—		0.81%	[11]
MML Conservative Allocation Fund	0.10%	0.25%	[7,8]	—	0.64%	[9]	0.99%	[8]
MML Emerging Growth Fund	1.05%	0.39%		—	—		1.44%	[12]
MML Enhanced Index Core Equity Fund	0.55%	0.15%	[10]	—	—		0.70%	[12]
MML Equity Fund	0.38%	0.04%		—	—		0.42%
MML Equity Income Fund	0.75%	0.03%	[10]	—	—		0.78%	[11]
MML Equity Index Fund (Class II)	0.10%	0.24%		—	—		0.34%	[13]
MML Foreign Fund	0.89%	0.11%		—	—		1.00%	[11]
MML Global Fund (Class II)	0.60%	0.45%		—	—		1.05%	[11]
MML Growth & Income Fund	0.50%	0.04%	[10]	—	—		0.54%	[11]
MML Growth Allocation Fund	0.10%	0.25%	[7,8]	—	0.74%	[9]	1.09%	[8]
MML Income & Growth Fund	0.65%	0.05%		—	—		0.70%	[11]
MML Inflation-Protected and Income Fund[14]	0.57%	0.04%		—	—		0.61%
MML Large Cap Value Fund	0.77%	0.05%		—	—		0.82%	[12]
MML Managed Bond Fund	0.44%	0.02%		—	—		0.46%

Fee Tables

Fund Name	Management Fees[1]	Other Expenses		12b-1 Fees	Acquired Fund Fee & Expenses		Total Annual Fund Operating Expenses
MML Mid Cap Growth Fund	0.77%	0.04%		—	—		0.81%	[11]
MML Mid Cap Value Fund	0.84%	0.04%	[10]	—	—		0.88%	[11]
MML Moderate Allocation Fund	0.10%	0.25%	[7,8]	—	0.70%	[9]	1.05%	[8]
MML Money Market Fund	0.49%	0.07%		—	—		0.56%
MML Small Cap Equity Fund	0.65%	0.27%	[10]	—	—		0.92%	[12]
MML Small Cap Growth Equity Fund	1.07%	0.08%	[10]	—	—		1.15%	[12]
MML Small Cap Index Fund	0.35%	0.09%	[10]	—	—		0.44%	[11]
MML Small/Mid Cap Value Fund[15]	0.75%	0.04%		—	—		0.79%	[11]
MML Small Company Opportunities Fund	1.05%	0.08%		—	0.01%	[16]	1.14%	[12]
Oppenheimer Capital Appreciation Fund/VA (Non-Service)	0.64%	0.01%	[17]	—	—		0.65%	[18]
Oppenheimer Global Securities Fund/VA (Non-Service)	0.62%	0.03%	[17]	—	—		0.65%	[18]
Oppenheimer High Income Fund/VA (Non-Service)	0.73%	0.02%	[17]	—	0.01%		0.76%	[19]
Oppenheimer International Growth Fund/VA (Non-Service)	0.97%	0.04%	[17]	—	—		1.01%	[18]
Oppenheimer Main Street Fund® /VA (Non-Service)	0.64%	0.01%	[17]	—	—		0.65%	[18]
Oppenheimer MidCap Fund/VA (Non-Service)	0.68%	0.01%	[17]	—	—		0.69%	[18]
Oppenheimer Strategic Bond Fund/VA (Non-Service)	0.57%	0.02%	[17]	—	0.02%		0.61%	[20]
PIMCO VIT CommodityRealReturnTM Strategy Portfolio (Advisor Class)	0.49%	0.34%	[21]	0.25%	0.05%		1.13%	[22]

1	The “Management Fee” is the investment advisory fee paid by the Portfolio or Fund to its investment adviser.

2	Acquired Fund Fees and Expenses are not fees or expenses incurred by the Fund directly but are expenses of the investment companies in which the Fund invests. You incur these fees and expenses indirectly through the valuation of the Fund’s investment in those investment companies. The impact of the Acquired Fund Fees and Expenses is included in the total returns of the Fund.

3	The Fund’s advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. In determining the advisor’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund’s Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund. This expense limitation agreement is in effect through at least April 30, 2009.

4	Effective July 1, 2007, AIM contractually agreed to waive 100% of the advisory fee AIM receives from affiliated money market funds on investments by the Fund in such affiliated money market funds. Fee Waiver reflects this agreement. This waiver agreement is in effect through at least April 30, 2009.

5	A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund’s expenses. In addition, through arrangements with the Fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund’s custodian expenses. Including these reductions, the Total Annual Fund Operating Expenses would have been 0.64%. This offset may be discontinued at any time.

6	The advisor has entered into a written expense limitation agreement with the Portfolio under which it will limit expenses of the Portfolio to 1.55%, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the advisor within three years. The expense limit will continue through at least May 1, 2009. The expense limitation agreement is contractual and shall renew automatically for one-year terms unless the advisor provides written notice of the termination of the expense limitation agreement within 90 days of the then-current term or upon termination of the investment management agreement.

7	Other Expenses are based on estimated amounts for the first fiscal year of the Fund.

Fee Tables

8	MassMutual has contractually agreed to bear expenses (other than extraordinary litigation and legal expenses, or other nonrecurring or unusual expenses), excluding Acquired Fund Fees and Expenses, through April 30, 2009, to the extent that Other Expenses would otherwise exceed 0.10%. The agreement cannot be terminated unilaterally by MassMutual. The expenses shown for the MML Aggressive Allocation Fund, MML Balanced Allocation Fund, MML Conservative Allocation Fund, MML Growth Allocation Fund and MML Moderate Allocation Fund do not reflect this cap. If this table did reflect the cap, the Total Annual Fund Operating Expenses would be: 0.99% for MML Aggressive Allocation Fund; 0.87% for MML Balanced Allocation Fund; 0.84% for MML Conservative Allocation Fund; 0.94% for MML Growth Allocation Fund; and 0.90% for MML Moderate Allocation Fund.

9	Acquired Fund Fees and Expenses represent approximate expenses to be borne indirectly by the Fund in its first fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund Fees and Expenses may differ due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

10	Other Expenses include Acquired Fund Fees and Expenses, which represent approximate expenses borne indirectly by the Fund in its most recent fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund Fees and Expenses may change in the coming year due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

11	MassMutual has agreed to cap the fees and expenses of the Fund (other than extraordinary litigation and legal expenses, or other non-recurring or unusual expenses), excluding Acquired Fund Fees and Expenses, through April 30, 2009. The agreement cannot be terminated unilaterally by MassMutual. The expenses shown for the MML Asset Allocation Fund, MML Concentrated Growth Fund (Class II), MML Global Fund (Class II), MML Growth & Income Fund and MML Income & Growth Fund do not reflect this cap. If this table did reflect the cap, the Total Net Operating Expenses would be: 0.57% for MML Asset Allocation Fund; 0.66% for MML Concentrated Growth Fund (Class II); 0.61% for MML Global Fund (Class II); 0.52% for MML Growth & Income Fund and 0.70% for MML Income & Growth Fund. For the MML Blue Chip Growth Fund, MML Equity Income Fund, MML Foreign Fund, MML Mid Cap Growth Fund, MML Mid Cap Value Fund, MML Small Cap Index Fund and MML Small/Mid Cap Value Fund, the cap is greater than the expenses reflected in the table.

12	MassMutual has agreed to bear expenses of the Fund (other than the management fees, interest, taxes, brokerage commissions, extraordinary litigation and legal expenses, or other non-recurring or unusual expenses), excluding Acquired Fund Fees and Expenses, in excess of 0.11% of the average daily net asset values of the Fund through April 30, 2009. The agreement cannot be terminated unilaterally by MassMutual. The expenses shown for MML Emerging Growth Fund, MML Enhanced Index Core Equity Fund and MML Small Cap Equity Fund do not include this reimbursement. If this table did reflect these reimbursements, the Total Net Operating Expenses would be: 1.16% for MML Emerging Growth Fund; 0.66% for MML Enhanced Index Core Equity Fund and 0.76% for MML Small Cap Equity Fund. MassMutual did not reimburse any expenses of the MML Large Cap Value Fund, MML Small Cap Growth Equity Fund and MML Small Company Opportunities Fund in 2007.

13	MassMutual has agreed to waive certain administrative and shareholder service fees payable by the MML Equity Index Fund on account of Class II Shares. In 2007, 0.05% of such fees were waived. If this table had reflected these waivers, the Total Net Operating Expenses would have been 0.29%.

14	Prior to May 1, 2008, MML Inflation-Protected and Income Fund was known as MML Inflation-Protected Bond Fund.

15	Prior to May 1, 2008, MML Small/Mid Cap Value Fund was known as MML Small Cap Value Fund.

16	Acquired Fund Fees and Expenses represent approximate expenses borne indirectly by the Fund in its most recent fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund Fees and Expenses may change in the coming year due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

17	The Other Expenses in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year for all classes. That undertaking may be amended or withdrawn at any time. For the Fund’s fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above.

18	The Manager will voluntarily waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investment in the Oppenheimer Institutional Money Market Fund (IMMF). During the fiscal year, these amounts were not material to the above ratios. The Fund also receives certain credits from the Fund’s custodian that, during the fiscal year, reduced its custodial expenses for all share classes (by less than 0.01% of average daily net assets).

19	The Manager will voluntarily waive and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investment in the Oppenheimer Institutional Money Market Fund (IMMF). The Fund also receives certain credits from the Fund’s custodian that, during the fiscal year, reduced its custodial expenses for all share classes by 0.01% of average daily net assets. After these waivers and credits, the actual Other Expenses as a percentage of average daily net assets were 0.01% for Non-Service share Class, and Total Annual Operating Expenses as a percentage of average daily net assets were 0.74% for Non-Service shares.

20	The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investment in the Oppenheimer Institutional Money Market Fund (IMMF) and the OFI Master Loan Fund LLC. The Fund also had a reduction to custodian expenses. After the waivers/reductions, the actual Other Expenses and Total Annual Operating Expenses as a percentage of average daily net assets were 0.00% and 0.57%, respectively, for the Non-Service shares.

21	Other Expenses reflect an administrative fee of 0.25% and interest expense.

22	The advisor has contractually agreed to waive the advisory fee and the administration fee, respectively, paid to the advisor by PIMCO Cayman Commodity Portfolio I LTD. (the Subsidiary). This waiver may not be terminated by the advisor and will remain in effect for as long as the advisor’s contract with the Subsidiary is in place. If the table reflected these waivers, the Total Annual Fund Operating Expenses would be 1.08%.

(See the fund prospectus and Statement of Additional Information documents for more details.)

Fee Tables

The Company

In this prospectus, the “Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, disability income insurance, long-term care insurance, annuities, and retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company.

MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

General Overview

The policy is a life insurance contract between you (the owner) and MassMutual. In exchange for your premium payments, we agree to pay a death benefit to the beneficiary when the insured dies while the policy is in force.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the policy’s face amount. The policy also offers you a choice of three death benefit options and you can, within limitations, change your death benefit option. This flexibility allows you to meet changing insurance needs under a single life insurance policy. You cannot, however, change the death benefit option during the policy’s first year nor can death benefit option 3 (return of premium option) be selected after the policy is issued. The policy also provides additional amounts payable upon death of the insured through certain riders that may be added to your policy with additional charges.

Generally, you are not taxed on policy earnings until you take money out of the policy. In most cases, you will not be taxed on the amounts you take out until the total of all your withdrawals exceeds the amount of all your premium payments. This is known as tax deferral.

The policy is called variable life insurance because you can choose to allocate your net premium payments among various investment choices. Your choices include the funds listed in this prospectus and a guaranteed principal account (GPA). Your policy value and the amount of the death benefit we pay may vary due to a number of factors, including, but not limited to, the investment performance of the funds you select, the interest we credit on the GPA, and the death benefit option you select.

All financial transactions (including premium payments, surrenders, withdrawals, loans and transfers) will be effective on a valuation date. A “valuation date” is any day on which the net asset value of the units of each division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for trading. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Valuation dates do not include days when the NYSE is closed, which generally includes weekends and major U.S. holidays.

When the insured dies, if the policy is in force, we will pay the beneficiary a death benefit. The policy offers a number of death benefit payment methods.

Your life insurance policy provides coverage for as long as the policy has sufficient account value. It does not “mature” or provide an endowment in a specific policy year as some traditional life insurance policies do.

This policy is “participating” which means it may or may not share in any dividends we pay. Each year we determine how much money can be paid as dividends. This is called divisible surplus. We then determine how much of this divisible surplus is to be allocated to this policy. This determination is based on the policy’s contribution to divisible surplus. Since we do not expect this policy to contribute to divisible surplus, we do not expect that any dividends will be payable on this policy.

This prospectus describes the policy. You should consult your policy for more information about its terms and conditions, and for any state-specific variances that may apply to your policy.

The Company/General Overview

Owner, Insured, Beneficiary

Owner

The owner is the person who will generally make the choices that determine how the policy operates while it is in force. You name the owner in the application. However, the owner may be changed while the policy is in force; therefore, the owner is the person we have listed as such in our records. Generally, the change of owner will take effect as of the date the request is signed. Each change will be subject to any payment we made or other action we took before receiving the written request. When we use the terms “you” or “your”, in this prospectus, we are referring to the owner.

The sale of your policy to an unrelated investor, sometimes called a viatical company, in a “life settlement” typically has high transaction costs that may significantly reduce the value of your estate. Discuss the benefits and risks of selling your life insurance policy with your registered representative and estate planner before you enter into a life settlement.

Insured

The insured is the person on whose life the policy is issued. The policy owner must have an insurable interest in the life of the insured in order for the policy to be valid under state law and for the policy to be considered life insurance for income tax purposes. If the policy does not comply with the insurable interest requirements of the issue state at the time of issue, the policy may be deemed void from the beginning. As a result, the policy would not provide the intended benefits. It is the responsibility of the policy owner to determine whether proper insurable interest exists at the time of policy issuance.

You name the insured in the application for the policy. We will not issue a policy for an insured who is beyond attained age 90. Before issuing a policy, we will require evidence to determine the insurability of the insured. This will usually require a medical examination.

Beneficiary

The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and secondary. These classes will set the order of payment. There may be more than one beneficiary in a class.

Unless an irrevocable beneficiary has been named or an assignment is in effect, you can change the beneficiary at any time before the insured dies by sending a written request to our Administrative Office. The owner must have the consent of an irrevocable beneficiary or assignee to change the beneficiary. Generally, the change will take effect as of the date your request is signed. Each change will be subject to any payment we made or other action we took before receiving the written request.

If no beneficiary is living when the insured dies, unless you have given us different instructions, we will pay you the death benefit. If you are deceased, it will be paid to your estate.

Owner, Insured, Beneficiary

Purchasing a Policy and Your Right to Cancel

Purchasing a Policy

To purchase a policy you must send us a completed application. The minimum initial face amount of a policy is currently $50,000. The owner selects, within our limits, the policy’s “face amount”. It is used to determine the amount of insurance coverage the policy provides while it is in force. The “initial face amount” is the face amount on the policy date. It will be listed on the first page of your policy.

We determine whether to accept or reject the application for the policy and the insured’s risk classification. Coverage under the policy becomes effective on the date all of the necessary requirements are received, in good order, at our Administrative Office. However, if we have not received the amount required to pay the first premium and any subsequent premiums already due, and all documents necessary to process the premium by the issue date, coverage will not begin until the date those items are received, in good order, at our Administrative Office.

“Good order” means that all the necessary documents and forms are complete and in our possession.

Policies generally are issued with values that vary based on the gender of the insured. In some situations, however, we may issue unisex policies (policies whose values do not vary by the gender of the insured). Policies issued in Montana are unisex and policies issued as part of an employee benefit plan may be unisex. References in this prospectus to sex-distinct policy values are not applicable to unisex policies.

Your Right to a “Free Look”

You have the right to cancel the policy, generally, within 10 days of receiving it (“free look”). If you cancel the policy, we will issue a refund. The state in which the policy is issued determines the free look period and the type of refund that applies. You should refer to your policy for details. However, the following will give you a general idea of the type of refund you may receive.

Most states require us to refund the policy’s account value less any policy debt. Other states require us to refund the premium paid less withdrawals and debt. In those states your premium payment is held in the MML Money Market division of the separate account during the free look period.

Additionally, under certain circumstances such as mistake of fact, we may reissue your policy with different features after the free look period expires. Please contact your registered representative for details if you feel your policy should be reissued.

To cancel the policy, return it to us at our Administrative Office, to the registered representative who sold the policy, or to one of our agency offices.

Replacements

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, or otherwise terminated, with the replaced insurer, or used in a financial purchase. A “financial purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender, or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through a replacement or otherwise). Remember that if you replace another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, and there will be a new surrender charge period for this policy.

You should also note that once you have replaced your variable life insurance policy or annuity contract, you generally cannot reinstate it even if you choose not to accept your new variable life insurance policy or annuity contract during your “free look” period. The only exception to this rule would be if you live in a state that requires the insurer to reinstate the previously surrendered policy or contract if the owner chooses to reject their new variable life insurance policy or annuity contract during the “free look” period.

Purchasing a Policy and Your Right to Cancel

Premiums

The planned premium amount you pay is based on a number of factors including, but not limited to:

•	the face amount,
•	the insured’s gender,
•	the insured’s issue age,
•	the insured’s risk classification,
•	policy charges,
•	the death benefit option, and
•	whether or not any riders apply to the policy.

Premium Payments and Payment Plans

Generally, you will give your first premium payment to the registered representative who sold you the policy. You should note, however, that initial premium payments are not applied to your policy until they are received, in good order, at our Administrative Office.

Subsequent premium payments should not be sent to our Administrative Office. They should be sent to the appropriate lockbox (premium payment processing service). Premium payments sent to an incorrect lockbox will be considered not in good order. We will reroute the payment and apply it on the valuation date when it is determined to be in good order. See below for lockbox address details.

If you or the premium payor receive a single bill for multiple insurance policies, subsequent premium payments for VUL III should be sent to:

MassMutual Financial Group

APM Payment Processing Center

PO Box 92485

Chicago, IL 60675-2485

For all other policies, subsequent premium payments for VUL III should be sent to the appropriate address:

Regular Mail:

MassMutual

PO Box 92483

Chicago, IL 60675-2483

Overnight Mail:

MassMutual

350 North Orleans Street

Receipt & Dispatch 8th Floor

Lockbox 92483

Chicago, IL 60654

You may also make premium payments by wire transfer. For instructions on how to make a premium payment by wire transfer, please call our Administrative Office at 1-800-272-2216.

First Premium

Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the minimum initial premium. The minimum initial premium depends on:

•	your chosen premium frequency,
•	the policy’s initial face amount and death benefit option,
•	the issue age, gender, and risk classification of the insured, and
•	any riders on the policy.

Planned Premiums

When applying for the policy, you select (within the policy limitations) the planned premium and payment frequency (annual, semiannual, quarterly, or monthly pre-authorized premium payment plan).

We will send premium notices for the planned premium based on the payment frequency in effect. If a planned premium payment is not made, the policy will not necessarily terminate. Conversely, making planned premium payments does not necessarily guarantee the policy will remain in force.

To change the amount and frequency of planned premiums, you may submit your request to our Administrative Office.

If you change the frequency of your planned premiums, your policy may be at risk of lapsing because we do not bill for fractional payment periods.

Premiums

Example:

Your policy anniversary is on January 2 and you make planned quarterly premium payments. We have been sending you a bill each quarter for the applicable premium. In June you notify us that you want to change your planned premium from quarterly payments to annual payments. In this situation, we would have sent you bills for the first and second quarterly payments of that year. After receiving your notification, however, we would not send you a bill for the last two quarterly payments of that year. We will send your next bill out on the following policy anniversary date (January 2). If you choose not to make a premium payment between July and January 2, your policy may lapse before you receive your next bill. For more information on what happens if your policy lapses, please read the section titled Policy Termination and Reinstatement.

Premium Payment Plan

You may elect to pay premiums by pre-authorized check. Under this procedure, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. You may commence the pre-authorized check service at any time, unless your policy has entered its grace period (see Policy Termination and Reinstatement for more information). You can discontinue this service by contacting our Administrative Office.

We must receive notification of account changes at our Administrative Office prior to 15 days before the next draft. Withdrawals from your bank account will be made on the 28th of each month unless you specify another date. We may automatically switch you to quarterly payments if (1) your policy has insufficient value to cover the monthly charges due and your elected premium is below the current monthly deductions or (2) we are unable to obtain the premium payment from your bank account.

Premium Flexibility

After you have paid the first premium, within limits you may pay any amount at any time while the insured is living. Although you must maintain sufficient net surrender value to keep the policy in force, there is no required schedule for premium payments. You may, however, elect to set-up a “Planned Premium” payment plan. Premium payment plans are discussed above in the Premium Payments and Payment Plans section.

We reserve the right to return any premium payment under $20.

In some cases, applying a subsequent premium payment in a policy year could result in your policy becoming a modified endowment contract (MEC). Generally, we will apply to your policy the part of the premium that will not cause it to become a MEC and we will refund the balance to you. For more information on MECs, see the Federal Income Tax Considerations section.

Additionally, we will follow these procedures:

If we receive a subsequent premium payment that will cause the policy to become a MEC, the premium payment will be considered not in good order. Unless we have written instructions from the owner on file, we will hold the payment and send a written notice to the owner requesting instructions on how to apply the payment.

•

If the owner does not respond within 14 calendar days of our receipt of the payment, we will credit the policy with the portion of the payment that will not cause the policy to become a MEC and return the balance of the payment to the premium payer. The payment will be credited on the valuation date immediately following the 14th calendar day after receipt of the premium payment.

•	If the owner responds with instructions during the 14 day period, we will apply the payment as instructed on the valuation date the instructions are determined to be in good order.
•

If the policy anniversary is within the 14 day period and the premium payment received will not cause the policy to become a MEC on or after the policy anniversary, we will apply the entire payment on the policy anniversary date. If the policy anniversary date is not a valuation date, the payment will be credited on the next valuation date following the policy anniversary. The owner will be notified of our action after the premium payment has been credited.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with your policy anniversary. For more information, please refer to the “Modified Endowment Contracts” section under “Federal Income Tax Considerations.”

Premiums

Premium Limitations

The Internal Revenue Code (IRC) has limits on the amount of money you may put into a life insurance contract and still meet the definition of life insurance for tax purposes. There are two tests under the IRC rules that are used to determine if a policy meets their guidelines:

•	the Cash Value Accumulation Test, and
•	the Guideline Premium Test.

If you choose the Cash Value Accumulation Test, the maximum premium you can pay each policy year is the greatest of:

(a)	an amount equal to $100 plus double the annual premium expense factor for the policy;

(b)	the amount of premium paid in the preceding policy year; or

(c)	the highest premium payment amount that would not increase the insurance risk.

If you choose the Guideline Premium Test, the maximum premium for each policy year is the lesser of:

(a)	the maximum premium for the Cash Value Accumulation Test; or

(b)	the Guideline Premium Test amount which will be stated in the policy.

We may refund any amount of premium payment that exceeds the limit under the test you have chosen for your policy. If we did not refund the excess premium, the policy may no longer qualify as life insurance under federal tax law.

For more information on these tests, please read the “Minimum Death Benefit” section.

How and When Your Premium is Allocated

Net Premium

Net premium is a premium payment received in good order minus the premium expense charge.

Premiums that would cause the policy to be a MEC may not be considered to be in good order, depending on when they are received.

The net premium is allocated among the divisions of the Separate Account and the guaranteed principal account according to your current instructions on our Net Premium Allocation Request form.

Net Premium Allocation

When applying for the policy, you indicate how you want net premiums allocated among the divisions and the guaranteed principal account. You must set your net premium allocation in terms of whole-number percentages that add up to 100%.

You may change your net premium allocation at any time by sending a Net Premium Allocation Request form to us at our Administrative Office. You may also change your net premium allocation by telephone, fax transmission, or through our website, subject to certain restrictions. We may be liable for any losses due to unauthorized or fraudulent instructions. Therefore, we will take reasonable steps to confirm that instructions given to us by telephone are genuine. We may tape record all telephone instructions.

Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

When accompanied by a premium payment, this request to change your net premium allocation will become effective on the valuation date we receive your request, in good order, at our Administrative Office. If we receive your request in good order on a non-valuation date or after the close of a valuation date, the change will become effective on the next valuation date.

When Net Premium Is Allocated

The policy date, issue date, and register date of your policy may affect the allocation of your net premiums. This, in turn, can affect the investment earnings and interest credited on your policy account value.

The “issue date” is the date we actually issue the policy. The “policy date” normally is the same date as the issue date. However, you may request in your application that we set the policy date to be a specific date earlier than the issue date. In this case, monthly charges will be deducted as of the requested policy date. These deductions will cover a period of time during which the policy is not in effect. If you paid a premium with your

Premiums

application and requested a policy date earlier than the date we receive your payment, interest will not accrue prior to the policy’s issue date. Additionally, the policy date will determine the amount of premium required for your premium to be considered in good order.

The “register date” is the first date premiums will be allocated. We set the register date depending on the type of refund offered under your policy’s right to return provision. The register date must also be a valuation date.

Allocation of Initial and Subsequent Net Premiums. We will allocate any net premiums received on or before the issue date of the policy to our general investment account. We do not pay interest on these amounts prior to the issue date.

It should be noted, however, that your minimum initial premium may change from the amount that was originally quoted.

If, for any reason, your initial net premium payment is insufficient, your payment will not be considered in good order. We will hold the payment in our general investment account. We do not pay interest on these amounts and you will have to pay the balance before we will consider your initial premium payment in good order.

Initial premium payments that are in good order and held in our general investment account on the issue date will be credited with the current GPA interest rate on that date. Your initial net premium payment, including any amounts held in our general investment account, will be allocated among the divisions and the guaranteed principal account according to your net premium allocation instructions on the register date.

If your policy states that upon “free look” we will refund the policy’s account value, less any policy debt, the register date is the valuation date that is on or next follows the latest of:

a.	the day after the issue date of the policy;

b.	the date we or the appropriate lockbox receives the balance of your initial premium; or

c.	the date the policy delivery requirements are received, in good order, at our Administrative Office.

If your policy states that upon “free look” we will refund the premium you paid less withdrawals and less debt:

1.	The register date is the valuation date that is on the latest of:

a.	the number of days from issue required by each contract state’s free look period plus six days; or

b.	the date we or the appropriate lockbox receives the balance of your initial premium; or

c.	the date the policy delivery requirements are received, in good order, at our Administrative Office.

2.	We will allocate existing values, held as of the policy’s issue date, to the MML Money Market division on the first valuation date after the issue date. (The existing values at this time would be any money taken with the application for the policy less any applicable charges plus any interest earned on the issue date.); and

3.	We will allocate any net premiums received after the issue date but before the register date to the MML Money Market division.

If, for any reason, your initial net premium payment is in excess of the required minimum initial premium, we will allocate the full amount according to your current net premium allocation instructions.

We will apply your subsequent premium payments that are received on or after the register date, on the valuation date we receive them in good order. Subsequent premium payments will be applied in accordance with your premium allocation instructions. If we receive your subsequent premium payment in good order on a non-valuation date or after the close of a valuation date, we will apply your payment on the next valuation date.

Premiums

Cashflow Diagram

The following diagram provides an overview of how premium payments flow through your policy and where deductions for fees and expenses are taken. The shaded boxes indicate fees and expenses you pay directly or indirectly under your policy. Refer to the Charges and Deductions section for more information.

Depending on the state of issue, we may hold your initial net premium payments in the MML Money Market division until the Free Look period is completed.

1	We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate charged and the interest credited on loaned amounts.

Premiums

Investment Choices

The Separate Account

The Company’s assets are held in its general investment account. The general investment account is not registered under federal or state securities laws and, subject to applicable law, the Company has sole discretion over the assets in its general investment account.

The part of your premium that you invest in your policy’s variable investment divisions, however, is held in an account that is separate from the general assets of the Company. This account is called the Massachusetts Mutual Variable Life Separate Account I. In this prospectus we will refer to it simply as the “Separate Account”. The Company owns the assets in the Separate Account.

We established the Separate Account on July 13, 1988, according to the laws of the Commonwealth of Massachusetts. We registered it with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account exists to keep your life insurance assets separate from our other Company assets. As such, any income, gains, or losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets.

We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the policies. We may, however, transfer to our general investment account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the VUL III policies.

We have established a segment within the Separate Account to receive and invest premium payments for the VUL III policies.

Currently, the VUL III segment is divided into over 40 divisions. Each “division” purchases shares in a corresponding fund. The underlying funds are listed in the next section.

Some of the underlying funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The funds offered in the VUL III policy, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public and their performance results will differ from the performance of the retail funds.

Policy owners do not invest directly into the underlying funds. Instead, as shown in the example below, they invest in the Separate Account divisions which then purchase shares of the corresponding underlying fund. The Separate Account owns the fund shares; the Company owns the Separate Account.

Investment Choices

Underlying Funds

Following is a table listing the investment funds in which the divisions of the Separate Account invest, information on each fund’s adviser and sub-adviser, if applicable, as well as the type of fund being offered. More detailed information concerning the funds and their investment objectives, strategies, policies, risks and expenses is contained in each fund’s prospectus. A copy of each underlying fund’s prospectus is attached to this prospectus.

Type of Fund	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Sector
	AIM V.I. Financial Services Fund (Series I)	Adviser: Invesco Aim Advisors, Inc. Sub-Adviser: Advisory entities affiliated with Invesco Aim Advisors, Inc.
	AIM V.I. Global Health Care Fund (Series I)	Adviser: Invesco Aim Advisors, Inc. Sub-Adviser: Advisory entities affiliated with Invesco Aim Advisors, Inc.
	AIM V.I. Technology Fund (Series I)	Adviser: Invesco Aim Advisors, Inc. Sub-Adviser: Advisory entities affiliated with Invesco Aim Advisors, Inc.
	ING VP Real Estate Portfolio (Class S)	Adviser: ING Investments, LLC Sub-Adviser: ING Clarion Real Estate Securities L.P.
	PIMCO VIT CommodityRealReturn™ Strategy Portfolio (Advisor Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
International/Global
	MML Foreign Fund	Adviser: MassMutual Sub-Adviser: Templeton Investment Counsel, LLC
	MML Global Fund (Class II)	Adviser: MassMutual Sub-Adviser: Neuberger Berman Management, Inc.
	Oppenheimer Global Securities Fund/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A
	Oppenheimer International Growth Fund/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A
Small/Mid-Cap Growth
	MML Emerging Growth Fund	Adviser: MassMutual Sub-Adviser: Delaware Management Company and Insight Capital Research & Management, Inc.
	MML Mid Cap Growth	Adviser: MassMutual Sub-Adviser: T. Rowe Price Associates, Inc.

Investment Choices

Type of Fund	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Small/Mid-Cap Growth (Continued)
	MML Small Cap Growth Equity Fund	Adviser: MassMutual Sub-Adviser: Waddell & Reed Investment Management Company and Wellington Management Company, LLP
	Oppenheimer MidCap Fund/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A
Small/Mid-Cap Blend
	MML Small Cap Index	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.
	MML Small Cap Equity Fund	Adviser: MassMutual Sub-Adviser: OppenheimerFunds, Inc.
	MML Small Company Opportunities Fund	Adviser: MassMutual Sub-Adviser: OppenheimerFunds, Inc.
Small/Mid-Cap Value
	MML Mid Cap Value Fund	Adviser: MassMutual Sub-Adviser: American Century Investment Management, Inc.
	MML Small/Mid-Cap Value Fund[1]	Adviser: MassMutual Sub-Adviser: AllianceBernstein L.P.
Large-Cap Growth
	MML Blue Chip Growth Fund	Adviser: MassMutual Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Concentrated Growth Fund (Class II)	Adviser: MassMutual Sub-Adviser: Legg Mason Capital Management, Inc.
	Oppenheimer Capital Appreciation Fund/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A
Large-Cap Blend
	Fidelity® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	MML Enhanced Index Core Equity Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC
	MML Equity Index Fund (Class II)	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.
	MML Growth & Income Fund	Adviser: MassMutual Sub-Adviser: Capital Guardian Trust Company
	Oppenheimer Main Street Fund®/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A

Investment Choices

Type of Fund	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Large-Cap Value
	MML Equity Fund	Adviser: MassMutual Sub-Advisers: AllianceBernstein L.P. and OppenheimerFunds, Inc.
	MML Equity Income Fund	Adviser: MassMutual Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Income & Growth Fund	Adviser: MassMutual Sub-Adviser: American Century Investment Management, Inc.
	MML Large Cap Value Fund	Adviser: MassMutual Sub-Adviser: Davis Selected Advisers, L.P.
Asset Allocation/Balanced
	MML Aggressive Allocation Fund	Adviser: MassMutual Sub-Adviser: N/A
	MML Asset Allocation Fund	Adviser: MassMutual Sub-Adviser: Capital Guardian Trust Company
	MML Balanced Allocation Fund	Adviser: MassMutual Sub-Adviser: N/A
	MML Conservative Allocation Fund	Adviser: MassMutual Sub-Adviser: N/A
	MML Growth Allocation Fund	Adviser: MassMutual Sub-Adviser: N/A
	MML Moderate Allocation Fund	Adviser: MassMutual Sub-Adviser: N/A
Fixed Income
	MML Inflation-Protected and Income Fund[2]	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC
	MML Managed Bond Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC
	Oppenheimer High Income Fund/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A
	Oppenheimer Strategic Bond Fund/VA (Non-Service)	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A
Money Market[3]
	MML Money Market Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC

1	Prior to February 28, 2008, known as MML Small Cap Value Fund.
2	Prior to May 1, 2008, known as MML Inflation-Protected Bond Fund.
3	An investment in the MML Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Separate Account charges, the yield in the division that invests in this Fund could be negative.

Investment Choices

Asset Allocation Funds

The following asset allocation funds are also referred to as funds-of-funds. They are known as funds-of-funds because they invest in other underlying funds. A fund offered in a fund-of-funds structure may have higher expenses than a direct investment in the underlying funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. You should read the MML Series Investment Fund prospectus for more information about these funds-of-funds.

•	MML Aggressive Allocation Fund

•	MML Balanced Allocation Fund

•	MML Conservative Allocation Fund

•	MML Growth Allocation Fund

•	MML Moderate Allocation Fund

Compensation We Receive From Funds, Advisers and Sub-Advisers

Compensation We Receive From Funds. We and certain of our affiliates receive compensation from certain funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. This compensation is paid out of the fund’s assets and may be as much as 0.25% of the average net assets of an underlying fund which are attributable to MassMutual’s variable contracts. This compensation is specified as 12b-1 fees in the “Investment Management Fees and Other Expenses” table. An investment in a fund with a 12b-1 fee will increase the cost of your investment in this policy.

Compensation We Receive From Advisers and Sub-Advisers. We and certain of our insurance affiliates also receive compensation from the advisers and sub-advisers to some of the funds. We may use this compensation for any corporate purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the policy and, providing services, on behalf of the funds, in our role as intermediary to the funds. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that fund that are attributable to the variable annuity and variable life insurance products issued by us and our affiliates that offer the particular fund (“MassMutual’s variable contracts”). These percentage rates differ, but currently do not exceed 0.30%. Some advisers and sub-advisers pay us more than others; some advisers and sub-advisers do not pay us any such compensation.

The compensation is not reflected in the expenses that are disclosed for the funds in the “Investment Management Fees and Other Expenses” table, because this compensation is not paid directly out of the funds’ assets. However, these payments may be derived, in whole or in part, from the advisory fee deducted from fund assets. Policy owners, through their indirect investment in the funds, bear the costs of these advisory fees (see the funds’ prospectuses for more information). For a list of the funds whose advisers currently pay such compensation, visit www.massmutual.com/compensation.

In addition, we may receive fixed dollar payments from the advisers and sub-advisers to certain funds so that the adviser and sub-adviser can participate in sales meetings conducted by MassMutual. Attending such meetings provides advisers and sub-advisers with opportunities to discuss and promote their funds.

Compensation In General. The compensation that we receive may be significant and we may profit from this compensation. Additionally, when electing the funds that will be available with MassMutual’s variable contracts, we consider the amount of compensation that we receive from the funds, their advisers, sub-advisers, or their distributors along with the funds’ name recognition, asset class, the manager’s reputation, and fund performance.

The Guaranteed Principal Account

Premium and account value allocated to the guaranteed principal account (GPA) become part of the general investment account of the Company, which supports life insurance and annuity obligations.

We have not registered the general investment account under the Securities Act of 1933 nor under the Investment Company Act of 1940 in reliance upon certain exemptions and exclusions in those laws. We have been advised that the Securities and Exchange Commission has not reviewed the disclosures in this prospectus that relate to the

Investment Choices

GPA or the general investment account. Those disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

The assets in the Separate Account or our other separate accounts are not part of our general investment account. Subject to applicable law, we have sole discretion over the investment of assets in our general investment account.

You do not participate in the investment performance of the assets in our general investment account. Instead, we guarantee that amounts allocated to the GPA, in excess of policy debt, will earn interest at a minimum rate of 3% per year. We may credit a higher rate of interest at our discretion. The interest rate is declared monthly and becomes effective on your policy’s monthly charge date. You bear the risk that no higher rates of interest will be credited.

For amounts in the GPA equal to any policy debt, the guaranteed minimum interest rate per year is the greater of:

•	3%, or
•	the policy loan rate less the maximum loan interest rate expense charge.

Investment Choices

Policy Value

How the Value of Your Policy is Calculated

The value of your policy is called its “account value”. The account value has two components:

1.	the variable account value, and

2.	the fixed account value.

We will calculate your account value on each valuation date.

Variable Account Value

Transactions in your variable divisions are all reflected through the purchase and sale of “accumulation units”. For instance, before we invest your net premium payment in a division, we convert your net premium payment into accumulation units and then purchase an appropriate number of shares in the designated fund.

The variable account value is the sum of your values in each of the divisions of the Separate Account. It reflects:

•	net premiums allocated to the Separate Account;
•	transfers to the Separate Account from the guaranteed principal account;
•	transfers and withdrawals from the Separate Account;
•	fees and charges deducted from the Separate Account;
•	the net investment experience of the Separate Account; and
•	loans deducted from the Separate Account.

Net Investment Experience. The net investment experience of the variable account value is reflected in the value of the accumulation units.

Every valuation date we determine the value of an accumulation unit for each of the separate account divisions. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for the asset charge, and fund expenses.

The value of an accumulation unit may go up or down from valuation date to valuation date.

When you make a premium payment, we credit your policy with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the net premium payment allocated to a division by the unit value for that Separate Account division. When you make a withdrawal, we deduct accumulation units representing the withdrawal amount from your policy. We deduct accumulation units for insurance and other policy charges.

We calculate the value of an accumulation unit for each division at the close of each valuation date. Any change in the accumulation unit value will be reflected in your policy’s account value.

Fixed Account Value

The fixed account value is the accumulation of:

•	net premiums allocated to the guaranteed principal account (GPA); plus
•	amounts transferred into the GPA; minus
•	amounts transferred or withdrawn from the GPA; minus
•	fees and charges deducted from the GPA; plus
•	interest credited to the GPA.

Interest on the Fixed Account Value

The fixed account value earns interest at an effective annual rate, credited daily.

For the part of the fixed account value equal to any policy loan, the daily rate we use is the daily equivalent of:

•	the policy loan rate minus the current loan interest rate expense charge; or
•	3%, if greater.

On each policy anniversary, the interest earned on any outstanding loan is applied to the divisions and the GPA according to your current premium allocation instructions.

For the part of the fixed account in excess of any policy loan, the daily rate we use is the daily equivalent of:

•	the current interest rate we declare; or
•	the guaranteed interest rate of 3%, if greater.

The current interest may change as often as monthly and becomes effective on your policy’s monthly charge date.

Policy Value

Policy Termination and Reinstatement

This policy offers a no-lapse safety test that is explained later in this section. Other than meeting the requirements of the safety test, there is no guarantee that the policy will remain in force as a result of making planned premium payments. Conversely, the policy will not necessarily terminate if you do not make planned premium payments since the policy may have enough net surrender value to cover the monthly deductions. If the policy does terminate, you may be permitted to reinstate it.

Policy termination could have adverse tax consequences for you. To avoid policy termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your policy in force. For more information on the effect of policy termination, refer to the Federal Income Tax Considerations section.

Policy Termination

If there is no policy debt, the policy may terminate without value if:

•	its net surrender value on a monthly charge date cannot cover the charges due; and
•	the safety test is not met on that date.

If there is policy debt, the policy will terminate without value if:

•	the policy debt (which includes accrued interest) exceeds the account value less any surrender charges that may apply.

Safety Test

If there is no outstanding loan on the policy, the safety test allows you to keep the policy in force, regardless of the value of the policy, by meeting monthly guarantee premium payment requirements. If the safety test is met and the account value is insufficient to cover the monthly charges due, the monthly charges due will be reduced to an amount equal to the account value. The account value will never be less than zero.

The safety test can be met only during the guarantee period(s) stated in the policy. Each guarantee period has an associated monthly guarantee premium. The amount of the “guarantee premium” depends on:

•	the insured’s issue age,
•	the insured’s gender,
•	the insured’s risk classification,
•	the riders on the policy, if any,
•	the current face amount, and
•	the death benefit option in effect at the time.

A face amount increase or the addition of any riders may increase the amount of guarantee premium. Likewise, a face amount decrease or the removal of any riders may decrease the amount of guarantee premium.

For each guarantee period, the safety test is met if:

(A)	Premiums paid less any amounts refunded or withdrawn, accumulated at an effective annual interest rate of 3%,

Equals or exceeds,

(B)	The total of all monthly guarantee premiums since the policy date, accumulated at an effective annual interest rate of 3%.

The policy has two “guarantee periods.”

•	The first guarantee period is the first 9 policy years.
•	The second guarantee period is to attained age 121 of the insured.

Both guarantee periods begin on your policy date. The net surrender value at the end of the first guarantee period may be insufficient to keep the policy in force unless an additional premium payment is made at that time.

Example:

Assume your policy is in the first guarantee period and the monthly guarantee premium for that period is $25. Also assume that you have no policy debt and, beginning on the policy date, you have made premium payments of $35 on each monthly charge date. In this case, if the account value less surrender charges cannot cover the monthly charges, the policy will stay in force because the safety test has been met.

Grace Period

Before your policy terminates, we allow a grace period during which you can pay the amount of premium needed to avoid termination. We will mail you a notice stating this amount.

Policy Value

If there is no policy debt, the amount of premium needed to avoid termination will be the lesser of:

•	the amount needed to satisfy the safety test, or
•	the amount needed to cover the monthly charges due.

If there is policy debt, the amount of premium needed to avoid termination will be the amount needed to increase the net surrender value to an amount sufficient to cover the monthly charges.

The grace period begins on the date the monthly charges are due. It ends 61 days after the date we mail you the notice.

During the grace period, the policy will stay in force. If the insured dies during this period and the amount of premium needed to avoid termination has not been paid, we will pay the death benefit proceeds, reduced by the amount premium needed to avoid termination.

If we do not receive the required payment by the end of the grace period, the policy will terminate without value at the end of the grace period.

The Company mailing a termination or a lapse notice to you constitutes sufficient notice of cancellation of coverage.

Reinstating Your Policy

If your policy terminates, you may be able to reinstate it. You may not, however, reinstate your policy if:

•	you surrendered it (unless required by law); or
•	five years have passed since it terminated.

To reinstate your policy, we will need:

1.	a written application to reinstate;

2.	evidence, satisfactory to us, that the insured is still insurable;

3.	a premium payment sufficient to keep the policy in force for three months after reinstatement. The minimum amount of this premium payment will be quoted on request; and

4.	a MEC Notice and Acknowledgement form, if the reinstated policy would be a MEC (see “Policy After You Reinstate” below, and the Federal Income Tax Considerations section).

We will not apply the required premium for reinstatement to any investment option until we have approved your reinstatement application.

The policy will be reinstated on the valuation date on or next following the later of:

•	the date we approve your application or
•	the date we receive the premium required to reinstate the policy.

Policy After You Reinstate

If you reinstate your policy, the face amount will be the same as it was when the policy terminated. Your account value will be:

•	the premium paid to reinstate your policy, minus
•	the premium expense charge, minus
•	applicable monthly charges due.

Additionally, if the policy lapsed during a period when a surrender charge applied and the surrender charge was taken at that time, then the applicable surrender charge will not be reinstated.

We do not reinstate policy debt.

Upon reinstatement, the safety test will apply.

If you reinstate your policy, it may become a modified endowment contract under current federal tax law. Please consult your tax adviser. More information on modified endowment contracts is included in the “Federal Income Tax Considerations” section.

Reinstatement will not reverse any adverse tax consequences caused by policy termination unless it occurs within 90 days of the end of the grace period. In no situation, however, can adverse tax consequences that are a result of policy debt be reversed.

Policy Value

Policy Transactions

While your policy is in force you may generally transfer funds among the variable investment divisions and to or from the guaranteed principal account. You may also borrow against it, make withdrawals from it, or surrender it completely. These transactions are discussed below.

All transaction requests must be submitted to our Administrative Office.

Transfers

You may generally transfer all or part of a division’s account value to any other division or the guaranteed principal account. Transfers are effective as of the valuation date we receive your request in good order at our Administrative Office. If we receive your request in good order on a non-valuation date or after the close of a valuation date, your transfer request will be effective as of the next valuation date.

We do not charge for transfers.

You can submit transfer requests by sending us a written request on our Transfer of Values Request form. You may also submit transfer requests by telephone, fax transmission or through our website, subject to certain restrictions. We may be liable for any losses due to unauthorized or fraudulent instructions; therefore, we will take reasonable steps to confirm that instructions given to us are genuine. We may tape record all telephone conversations.

Please note that telephone, fax, or website transactions may not always be available. Telephone, fax, and computer systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

Currently, there is no limit on the number of transfers you may make among the Separate Account divisions. We reserve the right, however, to terminate, limit, or modify your ability to make such transfers.

We limit transfers from the guaranteed principal account to the divisions to one each policy year. You may not transfer more than 25% of the guaranteed principal account value (less any policy debt) at the time of transfer. There is one exception to this rule. If:

•	you have transferred 25% of the guaranteed principal account value (less any policy debt) each year for three consecutive policy years; and
•	you have not added any net premiums or transferred amounts to the guaranteed principal account during these three years, then you may transfer the remainder of the guaranteed principal account value (less any policy debt) out of the guaranteed principal account in the succeeding policy year.

You may not make any fund transfers during the free look period for policies under which we refund the premium paid for the policy less withdrawals and policy debt.

Limits on Frequent Trading and Market Timing Activity

This contract and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all owners and beneficiaries under the contract, including long-term owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the funds. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this contract. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Therefore, despite our efforts to

Policy Transactions

prevent frequent trading and the market timing of funds among the divisions of the separate account, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy, and curtail their trading in every instance. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the funds may reflect lower performance and higher expenses across all contracts as a result of undetected abusive trading practices. If we, or the investment adviser to any of the funds available with this contract, determine that an owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our web site, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the fund.

Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any fund transfer request if the investment in the fund is not accepted for any reason. In addition, funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the funds described the funds’ frequent trading or market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the fund to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading or market timing policies established by the fund. Contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the funds generally are “omnibus” orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require us to restrict or prohibit further purchases or transfers as requested by a fund on all contracts owned by a contract owner whose trading activity under one variable contract has violated a fund’s frequent trading or market timing policy. If a fund believes that an omnibus order reflects one or more transfer requests from contract owners engaged in frequent trading or market timing activity, the fund may reject the entire omnibus order.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from an owner or other person authorized to conduct a transfer;

•	limit the number of transfer requests that can be made during a contract year; and

•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all owners.

Dollar Cost Averaging Program

Dollar Cost Averaging (DCA) is an automated transfer program that provides scheduled transfers of a set amount from a selected division to any other division(s).

Policy Transactions

Dollar Cost Averaging will not assure you of a profit and will not protect you against a loss in declining markets. Since our DCA program anticipates continued investment during periods of fluctuating prices, you should consider your ability to assume the financial risks of continued DCA through periods of fluctuating price levels.

Initially, a minimum of $1000 account value is placed in one division of the Separate Account. Then, over a stipulated period of time and at a preset frequency, a specified amount of account value is transferred from that division and allocated to other divisions or to the GPA. The minimum transfer amount for the DCA program is $100. The GPA is not a division of the Separate Account and is not eligible as a “from” division in our DCA program.

Since the same, specified dollar amount is transferred to each division at a preset frequency, more accumulation units are purchased when prices are low than when prices are high. Therefore, a lower average cost per unit may be achievable than through a lump-sum purchase of units or through non-level purchases of units.

If on a specified DCA transfer date, however, the division from which amounts are being transferred does not have enough value to make the transfers you elected, DCA will not occur. DCA will occur on the next designated DCA transfer date as long as the amount you designated to be transferred is available.

To elect DCA, complete our Dollar Cost Averaging Request form and send or fax it to us for processing. You can also elect DCA on our website, subject to certain restrictions. You may not elect Dollar Cost Averaging for the policy while Portfolio Rebalancing is in effect. In addition, the DCA transfer date can not occur within 66 days of the policy’s issue date. We do not charge you to participate in the DCA program.

We may at any time modify, suspend, or terminate the Dollar Cost Averaging program without prior notification.

Portfolio Rebalancing Program

Portfolio Rebalancing is an automated transfer program that maintains specified ratios of account values among your selected portfolio rebalancing divisions. The GPA is not included in the Portfolio Rebalancing Program.

Over time, varying investment performance among divisions may cause the ratios of your account value in those selected divisions to change. You may automatically rebalance the portions in the divisions you select with Portfolio Rebalancing.

You may choose divisions among which you wish to maintain certain relative proportions of account value. At a pre-determined frequency, we will make transfers among all divisions so that the account values in the selected divisions match the ratios you set.

In order for Portfolio Rebalancing to occur, the account value in at least one of the selected divisions must vary from your chosen ratio by at least $25.00. In addition, the first rebalancing will not occur within 66 days of the policy’s issue date.

To elect Portfolio Rebalancing, complete our Portfolio Rebalancing Request form and send or fax it to us for processing. You can also elect Portfolio Rebalancing on our website, subject to certain restrictions. Please note that fax or website transactions may not always be available. Fax and computer systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

You may not elect Portfolio Rebalancing while Dollar Cost Averaging is in effect for the policy. We do not charge you to participate in the Portfolio Rebalancing program. We may at any time modify, suspend, or terminate the Portfolio Rebalancing program without prior notification.

Policy Transactions

Example:

Assume that your initial net premium payment is split among 4 divisions: MML Managed Bond, MML Foreign, MML Equity and Oppenheimer MidCap.

Further assume that you have also completed a Portfolio Rebalancing form indicating that you want the values in the divisions rebalanced quarterly as follows:

•	60% in MML Managed Bond and
•	40% in Oppenheimer MidCap.

Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond division represents 80% of the value of the two selected divisions in your Portfolio Rebalancing Program.

On the first day of the next quarter, we will sell all units in the MML Foreign and MML Equity divisions using the proceeds to purchase units in the MML Managed Bond (60%) and Oppenheimer MidCap (40%) divisions. In addition, some of your units in the MML Managed Bond division will be sold and the proceeds will be used to purchase additional units in the Oppenheimer MidCap division to bring the ratio of the two investment choices to 60/40 respectively.

Withdrawals

After the first policy year, you may withdraw up to 75% of the current net surrender value. The minimum amount you can withdraw is $100, including the withdrawal fee of $25. We do not charge a surrender charge for a withdrawal.

You can make a withdrawal by sending or faxing us a written request on our Partial Withdrawal Request form. If a signature guarantee is required, the original form must be mailed to our Administrative Office.

You must state in your request form the dollar amount and corresponding investment division(s) from which you want the withdrawal made. If you choose to withdraw an amount from the guaranteed principal account, it may not exceed the non-loaned account value in that investment division. If you request a maximum partial withdrawal, the amount of the withdrawal will be deducted proportionately from the available divisions, including the non-loaned account value in the guaranteed principal account.

A withdrawal will reduce your policy’s account value by the amount withdrawn, including the withdrawal fee. If the policy’s net surrender value is reduced to a point where it cannot meet a monthly deduction, your policy may terminate. A withdrawal may also reduce your policy’s face amount and may have adverse tax consequences. If your policy’s face amount is decreased because of a withdrawal, surrender charges will not apply.

Example:

Assume Death Benefit Option 1 is in effect and prior to the withdrawal the policy has a face amount of $600,000 and an account value of $120,000. If you make a withdrawal of $30,000, the account value will be reduced to $90,000 and the face amount will be reduced to $570,000. The withdrawal payment will be $29,975.

We may reduce the face amount of your policy unless you have chosen death benefit option 2 or we receive evidence of insurability satisfactory to us. The amount of the reduction will be the amount of the withdrawal, including the withdrawal fee.

There is one exception:

If the death benefit provided by the death benefit option immediately before the withdrawal is equal to the minimum death benefit, either the face amount reduction will be limited or we will not reduce the face amount.

We will not reduce the face amount if the death benefit immediately after the withdrawal would be the new minimum death benefit (based on the reduced account value). Otherwise, the face amount reduction will be based on a formula.

The formula considers the smallest withdrawal amount that would bring the minimum death benefit below the death benefit provided by the death benefit option. The formula reduces the face amount by the excess of the requested withdrawal amount over this smallest withdrawal amount. (Minimum death benefit, death benefit, and death benefit option are explained in the Death Benefit section.)

We will not allow a withdrawal if it would result in a reduction of the face amount to less than the minimum face amount.

Policy Transactions

Withdrawal requests where evidence of insurability is not required will be effective on the valuation date we receive the written request in good order at our Administrative Office. Withdrawal requests where evidence of insurability is required will be effective on the valuation date we approve the evidence of insurability application provided that the remainder of the withdrawal request is in good order on that date. Withdrawal requests determined to be in good order on a non-valuation date or after the close of a valuation date, will be effective as of the next valuation date.

If a withdrawal would cause the policy to become a modified endowment contract, a MEC Notice and Acknowledgement Form will be required before the withdrawal will be processed. For more information on MECs, see the Federal Income Tax Considerations section.

We will pay any withdrawal amounts within 7 calendar days of the withdrawal effective date unless we are required to suspend or postpone withdrawal payments. (See Other Policy Rights and Limitations.)

Surrenders

You may surrender your policy to us at any time while the policy is in force and the insured is alive. We will pay you its net surrender value. To surrender your policy you must send us a completed surrender form and any other forms we may require.

The surrender will be effective on the valuation date we receive all required, fully completed forms in good order at our Administrative Office. If we receive your request in good order on a non-valuation date or after the close of a valuation date, your surrender request will be effective as of the next valuation date.

We will pay any surrender amounts within 7 calendar days of the surrender effective date, unless we are required to suspend or postpone surrender payments. (Please refer to Other Policy Rights and Limitations.)

The policy terminates as of the effective date of the surrender and cannot be reinstated unless required by law. Surrendering the policy may result in adverse tax consequences.

Subject to product and state availability, an endorsement to your variable life insurance policy may be available. The endorsement allows the Company to waive surrender charges, under certain circumstances, if a policy owner wishes to exchange their existing variable life insurance policy offered by MassMutual or one of its subsidiaries for a qualifying non-variable life insurance policy offered by MassMutual or one of its subsidiaries. We have the right to modify, suspend, or terminate any replacement program at any time without prior notification.

It may not be in your best interest to surrender an existing life insurance policy in connection with the purchase of a new life insurance policy.

For more information, please contact your registered representative or call our Administrative Office.

Net Surrender Value

The net surrender value of the policy is equal to:

•	the account value; minus
•	any surrender charges that apply; and minus
•	any policy debt.

Loans

You may take a loan from the policy once the account value exceeds the total of any surrender charges. We charge interest on policy loans that is added to the policy debt. We refer to all outstanding loans plus accrued interest as “policy debt”. You may repay all or part of your policy debt but you are not required to do so.

We currently allow loans in all policy years, however, we reserve the right to limit loans in the first policy year. The maximum loan amount allowed at any time is the amount that, with accrued loan interest calculated to the next policy anniversary date, will equal your account value less any surrender charge. The maximum amount available for a loan is the maximum loan amount allowed less any existing policy debt.

Taking a loan from your policy has several risks:

•	it may increase the risk that your policy will terminate because the safety test cannot be met if there is a loan outstanding;
•	it will have a permanent effect on your policy’s net surrender value;
•	it may increase the amount of premium needed to keep the policy in force;
•	it will reduce the death benefit proceeds; and
•	it has potential adverse tax consequences.

Policy Transactions

The risks that can result from taking a policy loan may be reduced if you repay policy debt. The tax consequences of loans are discussed in the Federal Income Tax Considerations section.

Requesting a Loan

•

You may take a loan by completing a Loan Request form and sending or faxing it to our Administrative Office. If a signature guarantee is required, the original form must be mailed to our Administrative Office.

•	You must assign the policy to us as collateral for the loan.

Payment of Proceeds

Loans will be effective on the valuation date we receive your Loan Request form and all other required documents in good order at our Administrative Office. If we receive your request in good order on a non-valuation date or after the close of a valuation date, your loan request will be effective as of the next valuation date.

On the effective date of the loan, we deduct proportionate accumulation units from the divisions and the guaranteed principal account (excluding any outstanding loans) and transfer the resulting dollar amounts to the loan section of the guaranteed principal account. We will pay any loan amounts within 7 calendar days of the loan effective date, unless we are required to suspend or postpone loan amounts. (Please refer to Other Policy Rights and Limitations.)

Interest Credited on the Loaned Value

When you take a loan, we transfer an amount equal to the loan to the loan section of the guaranteed principal account. This amount earns interest at a rate equal to the greater of:

•	3%, or
•	the loan interest rate less the current loan interest rate expense charge.

On each policy anniversary, the interest earned on any outstanding loan is applied to the divisions of the Separate Account and the GPA according to your current premium allocation instructions.

Loan Interest Charged

All policy debt is assessed loan interest at a fixed rate of 4%.

Interest on policy loans accrues daily and becomes part of the policy debt as it accrues. As part of the loan, it will bear interest at the loan rate. Loan interest is due on each policy anniversary. If you do not pay it when it is due, the interest is deducted proportionately from the divisions of the Separate Account and the GPA according to the then current value in those divisions and added to the loan. If the policy’s account value cannot cover the loan interest due, the policy may lapse according to the Policy Termination section of this prospectus.

Effect of a Loan on the Values of the Policy

A policy loan negatively affects policy values since we reduce the death benefit and net surrender value by the amount of the policy debt.

As long as a loan is outstanding, a portion of the policy account value equal to the loan is invested in the guaranteed principal account. This amount does not participate in the investment performance of the Separate Account. Additionally, since loan repayments are allocated to the guaranteed principal account, a loan will impact your ability to transfer funds because we limit transfers from the guaranteed principal account to one each policy year and, generally, you cannot transfer more than 25% of the policy’s fixed account value, excluding debt, at the time of the transfer.

Whenever you reach your “policy debt limit”, your policy is at risk of terminating. If this happens we will notify you in writing. The section on Policy Termination explains more completely what will happen if your policy is at risk of terminating.

Your policy debt limit is reached when total policy debt exceeds the account value less surrender charges.

Repayment of Loans

You may repay all or part of your policy debt at any time while the insured is living and while the policy is in force. We will increase the death benefit and net surrender value under the policy by the amount of the repayment. We do not offer an automatic loan repayment plan.

You must clearly identify the payment as a loan repayment or we will consider it a premium payment. We will apply your loan repayments on

Policy Transactions

the valuation date they are received in good order. If we receive your loan repayment in good order on a non-valuation date or after the close of a valuation date, your loan repayment is effective as of the next valuation date.

Loan repayments should be mailed to the same address used for subsequent premium payments. Refer to the “Premium Payments and Payment Plans” section for mailing address information.

Any loan repayment you make within 30 days prior to the policy anniversary date will be used to first pay policy loan interest due. We will allocate any other loan repayment first to the guaranteed principal account until you have repaid all loan amounts that were deducted from that account. We will allocate additional loan repayments based on your premium allocation in effect at that time. Any loan repayment that is in excess of the outstanding loan will also be allocated according to your current premium allocation instructions after deduction of the premium expense charge.

We will deduct any outstanding policy debt from:

•	the proceeds payable on the death of the insured,
•	the proceeds payable when you surrender the policy, or
•	the account value if the policy lapses.

In these situations, we will then consider the policy debt paid.

Policy Transactions

Death Benefit

If the insured dies while the policy is in force and we determine that the claim is valid, we will pay the death benefit to the named beneficiary.

The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding policy debt, and any unpaid premium needed to avoid termination. The death benefit is calculated as of the date of the insured’s death. The policy also provides additional amounts payable upon death of the insured through certain riders that may be added to your policy with additional charges.

The minimum death benefit for your policy is based on your policy’s account value as described below.

Minimum Death Benefit

In order to qualify as life insurance under Internal Revenue Code Section 7702, the policy must have a minimum death benefit that is determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Cash Value Accumulation Test

Under this test the minimum death benefit is equal to a multiple of the account value. The multiple factor depends on the insured’s:

•	gender,
•	attained age, and
•	tobacco use classification.

Guideline Premium Test

Under this test the minimum death benefit also is equal to a multiple of the account value, but the multiple factor varies only by the attained age of the insured.

The multiple factors for the Cash Value Accumulation Test and the Guideline Premium Test are shown in the policy.

Your choice of the Guideline Premium Test or the Cash Value Accumulation Test will depend on how you intend to pay premiums. In general, if you intend to pay premiums only in the early policy years, the Cash Value Accumulation Test may be appropriate. If you intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. You should review policy illustrations of both approaches with your registered representative to determine how the policy works under each test, and which is best for you.

Death Benefit Options

When you apply for the policy, you must choose one of three death benefit options. These are:

•	Option 1 — The benefit amount is the greater of:

(a)	the face amount on the date of death; or

(b)	the minimum death benefit on the date of death.

•	Option 2 — The benefit amount is the greater of:

(a)	the face amount plus the account value on the date of death, or

(b)	the minimum death benefit on the date of death.

•	Option 3 — The benefit amount is the greater of:

(a)	the face amount, plus the premiums paid (less any premiums refunded and any premiums paid after the insured’s attained age 90) to the date of death, plus optional interest that is credited during the first five policy years on premiums paid; or

(b)	the minimum death benefit on the date of death.

You should note that death benefit option 2 is a variable death benefit. This means that, because the death benefit amount includes the account value, it can change from day to day. Your policy’s account value will vary due to the investment performance of the variable divisions in which you have allocated premium. It is also impacted by the deduction of charges and other policy expenses. It is possible that the policy’s account value can be zero, which will reduce the overall value of the death benefit. The Policy Value section of this prospectus provides more detailed information on how your policy’s account value is determined.

Death benefit option 3 is available with the choice of having interest applied to all premiums paid

Death Benefit

(and not refunded) for the first five policy years. This interest only increases the death benefit available under this option; it is not credited to the account value of your policy. Election of the interest option must be made at the time of application. The interest rate for this interest option is declared monthly and credited on each monthly charge date during the first five policy years, although we do not guarantee that the interest rate will be greater than zero. Interest is credited on the cumulative premiums paid, including any interest previously credited.

The death benefit we pay will be reduced by any outstanding policy debt and any unpaid premium needed to avoid termination.

Right to Change the Death Benefit Option

After the first policy year, you may change the death benefit option while the insured is living.

However, the death benefit option may not be changed to death benefit option 3 and no change will be permitted beyond the insured’s attained age 120. Although we do not currently restrict the number of times you may change your death benefit option, we reserve the right to limit the number of death benefit option changes in any policy year.

You must send a written request to our Administrative Office to change your death benefit option. We do not require evidence of insurability.

The change in death benefit option will be effective on the monthly charge date that is on or precedes the date we approve the request.

The value of your death benefit under the new death benefit option will be the same as the value of the death benefit under the old death benefit option at the time of the change. Therefore, the policy’s face amount will be adjusted accordingly when there is a change in the death benefit option. (Appendix A contains examples of how a change in death benefit option impacts the policy’s face amount.)

When the face amount changes as a result of a change in the death benefit option:

•	the monthly charges will also change;
•	the charge for certain additional benefits may change; and
•	the policy surrender charge will not change.

You cannot change the death benefit option if, as a result, the face amount would be reduced to an amount that is less than the minimum initial face amount.

Right to Change the Face Amount

You may request an increase or decrease in the face amount. If you change your face amount, your policy charges, including surrender charges, will change accordingly. We will require an additional premium payment prior to processing the requested change if it is needed to keep the policy in force for three months with the requested change in face amount.

We reserve the right to limit the size and number of changes to the face amount in any policy year.

If you increase or decrease the policy face amount, your policy may become a modified endowment contract (MEC) under federal tax law. MECs are discussed in the “Federal Income Tax Considerations” section of this prospectus; however, you should consult your tax adviser for information on how a MEC may affect your tax situation.

Increases in Face Amount

To increase the policy face amount, you must send a written application and evidence the insured is still insurable to our Administrative Office. We treat each face amount increase as a separate segment of coverage.

An increase in face amount may not be:

•	less than $25,000, or
•	made after the insured reaches attained age 90.

If necessary to continue the policy in force for three months at the new monthly charges and interest, we will require a premium payment sufficient to increase the account value to such an amount.

Additional insurance charges and face amount charges will apply for each face amount increase you elect. Additionally, a separate surrender charge schedule will apply to the amount of the increase. Generally, these surrender charges will apply during the first 9 years of each segment of

Death Benefit

coverage. In addition, the safety test guarantee premium will increase.

Any increase elected under any insurability protection type of rider will be effective as directed in the rider. Any other face amount increases will be effective on the monthly charge date that is on, or precedes, the date we approve the application for the increase.

Decreases in Face Amount

You may decrease the face amount any time after the first policy year or one year after a face amount increase. You must send a written request to our Administrative Office. When we receive a written request for a decrease in face amount from the policy owner, we will provide the policy owner with a written notice that specifies the surrender charges to be assessed at the time of the decrease. If the policy owner does not withdraw the request for the decrease in face amount within ten days from the date of the written notice, we will process the decrease in face amount and assess any surrender charges that may apply. If we determine that the policy will become a MEC, then the decrease will not be processed until a MEC Notice and Acknowledgment form is received in good order at our Administrative Office.

If you decrease the policy face amount, we cancel all or part of your face amount segments, and a partial surrender charge may apply. Surrender charges that apply when you decrease the policy’s face amount are discussed in the Charges and Deductions section under Surrender Charges for Decreases in Face Amount.

A decrease will reduce the face amount in the following order:

(a)	the face amount of the most recent increase; then
(b)	the face amounts of the next most recent increases successively; and last
(c)	the initial face amount.

You may not decrease the face amount:

•	after the insured’s attained age 120; or
•	if the decrease would result in a face amount of less than the minimum face amount ($50,000).

Face amount decreases will be effective on the monthly charge date that is on, or precedes, the date we receive the request for the decrease. A face amount decrease will reduce your policy’s account value by the amount of the partial surrender charge. If the policy’s net surrender value is reduced to a point where it cannot cover the charges due, the policy may terminate.

Decreases in the policy’s face amount may have adverse tax consequences.

When We Pay Death Benefit Proceeds

If the policy is in force and it is determined that the claim is valid, we normally pay the death benefit within seven calendar days after we receive all required documents, in good order, at our Administrative Office.

Certain situations may delay payment of a death claim. Some of the situations that can cause a delay in payment include, but are not limited to, the following:

We investigate all death claims that occur within two-years (a) after the policy is issued, (b) after an increase in the face amount, or (c) after reinstatement. These two-year periods are called the policy’s “contestable periods”. We may also investigate death claims beyond a two-year contestable period.

We generally determine whether the contested claim is valid within five days after we receive the information from a completed investigation. Since it may take some time to receive the information, however, payment could be delayed during this period.

We can also delay payment of the death benefit during periods when:

i.	it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings);

ii.	trading is restricted by the SEC;

iii.	the SEC declares an emergency exists; or

iv.	the SEC, by order, permits us to delay payment in order to protect our owners,

And if,

•	the period begins on or before the date of the insured’s death; and

Death Benefit

•	the amount of the death benefit is based on the variable account value of the policy as of the date of the insured’s death.

Interest on Death Benefit

We will add interest from the date of the Insured’s death to the date of a lump sum payment or the effective date of a payment option payment. The amount of interest will be computed using an effective annual rate not less than 3% or, if greater, the annual rate required by applicable law. If death benefit option 3 with interest applied to premiums is in effect, interest will accumulate separately on the Face Amount and the premiums paid. From the date of death to the date of payment, the interest paid on the Face Amount will be computed using an effective rate of not less than 3% or, if greater, the annual rate required by applicable law. The interest paid on the premiums paid will be the greater of the interest rate then in effect for death benefit option 3 with interest paid on premiums, 3% and the annual rate required by law.

Additional interest will be added to the date of payment at an effective annual rate of 10% beginning 31 days from the later of:

•	the date we receive due proof of the Insured’s death; and
•	the date we receive sufficient information to determine our liability, the extent of the liability, and the appropriate beneficiary legally entitled to the proceeds; and
•

the date that legal impediments to payment of proceeds that depend on the action of parties other than the Company are resolved and sufficient evidence of the same is provided to us. Legal impediments to payment include, but are not limited to (a) the establishment of guardianships and conservatorships: (b) the appointment and qualification of trustees, executors and administrators; and (c) the submission of information required to satisfy state and federal reporting requirements.

Payment Options

We will pay the death benefit in one lump sum or if you wish, we will pay the death benefit under one or more of the following payment options:

•	installments for a specified period;
•	installments for a specified amount;
•	as a life income;
•	as a life income with payments guaranteed for the amount applied;
•	as a joint lifetime income with reduced payments to the survivor; or
•	interest on the benefit amount.

The minimum amount that can be applied under a payment option is $10,000 per person. If the periodic payment under any option is less than $100, we reserve the right to make payments at less frequent intervals. None of these benefits depends on the performance of the Separate Account or the guaranteed principal account.

All payment option elections must be sent to our Administrative Office in writing. You may change the payment option during the insured’s lifetime. If the payment option is one lump sum when the insured dies, the beneficiary may elect any payment option, with our consent. If the beneficiary does not elect a payment option and you have not elected a payment option during the insured’s lifetime, the death benefit will be paid as a single lump sum. For policies issued in states that do not require affirmative election of this option, lump sum payments of at least $10,000 will be automatically deposited into an interest bearing account with check-writing ability unless another payment option is elected. Additionally, if the policy has been assigned, any amount due to the assignee will be paid in one sum. Once payments have begun, only the specified amount and interest options may be changed.

Your policy and the Statement of Additional Information provide more information about these payment options.

Suicide

If the insured commits suicide, while sane or insane, within two years after the issue date of this policy and while the policy is in force, this policy will terminate. In this case, we will only pay an amount equal to the premiums accepted for this policy, less any amounts withdrawn and less any policy debt.

If the insured commits suicide, while sane or insane, within two years after this policy is reinstated and while the policy is in force, the policy will terminate. In this case, we will only pay an amount equal to any amount paid to reinstate the policy and any premiums accepted thereafter, less any amounts withdrawn and less any policy debt.

Death Benefit

If the insured commits suicide, while sane or insane, within two years after the effective date of any increase in the face amount, we will pay an amount equal to the monthly charges for that segment. No additional payments will be made for that face amount increase. However, if a payment as described in either of the two preceding paragraphs is made, there will be no additional payment for the increase.

Error of Age or Gender

If the insured’s age or gender was misstated in the policy application or the policy has been issued incorrectly, we may adjust the face amount. The adjustment will reflect the amount provided by the most recent monthly insurance charges using the correct age and gender. Whether or not the face amount is adjusted, monthly charges after the correction will be based on the correct age and gender.

Death Benefit

Other Benefits Available Under the Policy

Additional Benefits You Can Get By Rider

You can obtain additional benefits if you request them and qualify for them. We provide additional benefits by riders, which are subject to the terms of both the rider and the policy. The cost of each rider is generally deducted as part of the monthly charges. Some riders do not result in monthly charges; however, we may charge a one-time fee when you exercise the rider.

If you choose to add a rider for which we charge, you may cancel it at any time upon written request.

Following is a brief description of the riders that can be, subject to state availability, added to the policy. For more information on these riders please refer to the Statement of Additional Information or talk to your registered representative. The terms and conditions of these riders may vary from state to state.

Accelerated Death Benefit Rider

This rider advances to the owner a portion of the policy’s death benefit, when we receive proof, satisfactory to us, that the insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy equal to the amount of benefit accelerated. Interest is not charged on the lien.

In states where this rider is available, it is included automatically with the policy.

Disability Benefit Rider

This rider provides a disability benefit while the insured is totally and continuously disabled, as defined in the rider, for four months or longer. Under this rider we will credit a specified monthly amount as indicated in your policy and we will also waive the monthly charges due. We will not return any premiums paid; however, we will adjust the account value according to the terms of the rider.

Guaranteed Insurability Rider

This rider provides the right to increase the face amount of the policy or purchase a new policy without evidence of insurability on certain option dates as defined in the rider.

Other Insured Rider

This rider provides level term insurance on the life of either the base policy insured’s spouse or child. The coverage under the rider is convertible for a limited amount of time. You may request an increase or decrease in the face amount of the rider. If you change the face amount, your policy charges will change accordingly.

Substitute of Insured Rider

This rider, within certain limitations, allows you to substitute a new insured in place of the current insured named in the base policy. This rider is included automatically with the policy.

Substituting a new insured under the policy may have adverse tax consequences. Please consult your tax advisor before you make your decision.

Waiver of Monthly Charges Rider

Under this rider, we will waive the monthly charges due for the policy while the insured is totally and continuously disabled, as defined in the rider, for four months or longer. We will not return any premiums paid; however, we will adjust the account value according to the terms of the rider.

Waiver of Specified Premium Rider

Under this rider, we will credit the account value the greater of:

•	the specified monthly premium or
•	the monthly charges due for the policy

while the insured is totally and continuously disabled, as defined in the rider, for four months or longer. We will not return any premiums paid; however, we will adjust the account value according to the terms of the rider.

Other Benefits Available Under the Policy

Charges and Deductions

We deduct the following charges from the policy.

Except for the loan interest rate expense charge against policies with outstanding loan balances, we do not deduct the following monthly charges after the insured’s attained age 120.

In addition, the fund managers deduct expenses from the funds. For more information about these expenses, see the individual fund prospectuses.

Transaction Charges

Deductions from Premiums

We deduct a premium expense charge from each premium payment you make. The premium expense charge is generally used to cover taxes assessed by a state and/or other governmental agency as well as acquisition expenses.

The maximum premium expense charge we can deduct is 8% of premium up to and including the premium expense factor, and 7% of premium over the premium expense factor.

For the initial face amount, the premium expense factor is based on the issue age, gender, and risk classification of the insured. For each increase in the face amount, the premium expense factor is based on the age, gender, and risk classification of the insured on the effective date of the increase.

Example:

Assume that you are a 35 year old male, non-smoker and that your policy has a face amount of $200,000. The premium expense factor for your policy is $9 per $1,000 of face amount or 1,800 (200 x 9).

Now assume that you make a premium payment of $1000. Your maximum premium expense charge is 8% of your premium payment up to and including the policy’s premium expense factor. Since your premium payment is less than the policy’s premium expense factor of 1,800, your premium expense charge will be $80 (8% x $1000).

If your premium payment had been $2000, it would have exceeded the premium expense factor by $200 ($2000-1800). Consequently, your maximum premium expense charge would have been $158:

•	8% of $1,800 ($144) plus
•	7% of $200 ($14).

If you have increased the policy face amount, the premium expense factor used for this charge is the total of the premium expense factors for the initial face amount and for all increases.

Withdrawal Fee

If you make a withdrawal from your policy, we deduct $25 from the amount you withdraw. This fee is guaranteed not to increase for the duration of the policy. This fee reimburses us for processing the withdrawal.

Loan Interest Rate Expense Charge

We assess a loan interest rate expense charge against policies with outstanding loan balances. This charge represents the difference between the interest we charge on policy loans and the interest we credit on the cash value we hold as collateral on policy loans. The maximum loan interest rate expense charge is 1%. It is deducted from the policy loan interest rate to determine the interest rate we use to credit interest to the loaned portion of the guaranteed principal account. This charge reimburses us for the ongoing expense of administering the loan.

Surrender Charges

There is a charge if you fully surrender your policy or if you decrease the face amount. We will also take any applicable surrender charges if your policy lapses. (See the “Policy Termination” section for more information.) Generally, these charges will apply during:

•	the first 9 years of coverage, and
•	the first 9 years after each increase in face amount.

However, in no event will we deduct surrender charges after the insured’s attained age 99.

This surrender charge is also sometimes called a “deferred sales load”. The charge compensates us for expenses incurred in issuing the policy, face amount increases, and the recovery of acquisition costs.

The surrender charge is a charge against the account value of the policy. The deduction is taken from the Separate Account divisions and the guaranteed principal account, excluding debt, in proportion to the values in each on the effective date of the surrender, or decrease in face amount or lapse.

Charges and Deductions

We calculate surrender charges separately for the initial face amount and for each increase in the face amount. For the initial face amount, the rates are based on the insured’s issue age, gender, risk classification, and coverage year. For each increase in the face amount, the rates are based on the insured’s gender, age, risk classification on the effective date of the increase, and coverage year. The surrender charge for the policy is the sum of the surrender charges for the initial face amount and all face amount increases.

The surrender charge is equal to the first year surrender charge multiplied by the following annual percentages:

Year	%	Year	%
1	100%	6	73-82%
2	94-100%	7	60-75%
3	88-100%	8	40-50%
4	82-100%	9	20-25%
5	77-100%	10	0%

In no case, however, will the surrender charge ever exceed $50.58 per $1,000 of face amount.

Subject to product and state availability, an endorsement to your variable life insurance policy may be available. The endorsement allows the Company to waive surrender charges, under certain circumstances, if a policy owner wishes to exchange their existing variable life insurance policy offered by MassMutual or one of its subsidiaries for a qualifying non-variable life insurance policy offered by MassMutual or one of its subsidiaries. We have the right to modify, suspend, or terminate any replacement program at any time without prior notification.

For more information, please contact your registered representative or call our Administrative Office.

Surrender Charges for Decreases in Face Amount

If you decrease your policy’s face amount, we cancel all or a part of your face amount segments and charge a partial surrender charge that will not exceed the surrender charge associated with each decreased or cancelled segment multiplied by the proportion of that segment that is decreased. If the partial surrender charge would be greater than the net surrender value of the policy, the policy may terminate.

After a face amount decrease, we reduce the surrender charge for the remaining segments by the percentage of surrender charge taken for the face amount segment(s) that remains in force. This charge provides us with a proportional compensation for expenses incurred in issuing the policy and face amount increases, and for the recovery of acquisition costs.

Rider Processing Fee

We will assess a one-time processing fee at the time you exercise either the Accelerated Death Benefit Rider or the Substitute of Insured Rider. The maximum processing fee for the Accelerated Death Benefit Rider is $250 ($150 is the current fee) and $75 for the Substitute of Insured Rider. Payment is due upon request to exercise the Substitute of Insured Rider; however, the fee for the Accelerated Death Benefit Rider is deducted from the accelerated benefit payment and will reduce the amount you receive.

Monthly Charges Against the Account Value

The following charges are deducted from the account value on each monthly charge date.

The monthly charge date is the date on which monthly charges for the policy are due. The first “monthly charge date” is the policy date, and subsequent monthly charge dates are on the same day of each succeeding calendar month.

Your policy’s monthly charge date will be listed in the policy specifications page. Monthly charges are deducted from the division(s) and the guaranteed principal account in proportion to the non-loaned values in each on the date the deduction is taken.

Administrative Charge and Face Amount Charge

The administrative charge and the face amount charge reimburse us for issuing and administering the policy, and for such activities as processing claims, maintaining records and communicating with you.

Administrative Charge.

The maximum administrative charge is $15 per policy, per month.

Charges and Deductions

Face Amount Charge.

The face amount charge is based on a rate per $1,000 of the initial face amount. We calculate the face amount charge separately for the initial face amount and for each increase in the face amount. It is based on:

•	the issue age, gender and risk classification of the insured for the initial face amount, and
•	for each increase, the insured’s age, gender and risk classification at time of the increase,

and it is multiplied by the segment face amount. The face amount charge will not be reduced if the face amount is reduced. The face amount charge will apply during the first five coverage years, but may vary during the first five coverage years.

Insurance Charge

The insurance charge reimburses us for providing you with life insurance protection. We deduct an insurance charge based on your policy’s insurance risk. Insurance risk is equal to the difference between the death benefit (discounted one month at the guaranteed minimum interest rate for the GPA) and the account value. These deductions are made by selling accumulation units, proportionately, from each division in which you have an account value and the GPA.

The maximum or guaranteed insurance charge rates associated with your policy are shown in the policy’s specification pages. They are calculated using the 2001 Commissioners Standard Ordinary Ultimate, Sex-Distinct, Smoker-Distinct, Age Nearest Birthday Mortality Tables or, for unisex rates, the 2001 Commissioners Standard Ordinary (80) Ultimate, Smoker-Distinct, Age Nearest Birthday Mortality Table. The rates are also based on the risk classification of the person insured by the policy.

Your policy’s actual or current insurance charge rates are based on the insured’s issue age (and age at increase, if applicable), risk class, and gender (unless unisex rates are used). These rates generally increase as the insured’s age increases. The rates will vary with the number of years the coverage has been in force and with the total face amount of the policy.

How the insurance charge is calculated.

A.	If the minimum death benefit is not in effect:

We calculate the insurance charge on each monthly charge date by multiplying the current insurance charge rate by a discounted insurance risk.

The insurance risk is the difference between:

•	the amount of benefit available on that date, under the death benefit option in effect, discounted by the monthly equivalent of 3% per year, and
•	the account value at the beginning of the policy month reduced by any rider charges (other than disability riders) before the monthly insurance charge is due.

The following three steps describe how we calculate the insurance charge for your policy:

Step 1: We calculate the total insurance risk for your policy:

a.	We divide the amount of benefit under the death benefit option in effect that would be available at the beginning of the policy month by 1.0024662698 (which is the monthly equivalent of 3%);
b.	We subtract your policy’s account value at the beginning of the policy month from the amount we calculated in 1a above.

Step 2: We allocate the insurance risk in proportion to the face amount of each segment and each increase that’s in force as of your monthly charge date.

Step 3: We multiply the amount of each allocated insurance risk by the insurance charge rate for each coverage segment. The sum of these amounts is your insurance charge.

B.	If the minimum death benefit is in effect:

We also calculate the insurance charge on each monthly charge date. However, in Step 1 we calculate the total insurance risk for your policy, as described in A, (i) assuming the minimum death benefit is in effect, and then (ii) assuming the minimum death benefit is not in effect.

Step 2: We allocate the insurance risk:

a.	calculated for (ii) in proportion to the face amount of each segment and each increase that’s in force as of your monthly charge date, and

Charges and Deductions

b.	we subtract the risk calculated for (ii) from the risk calculated for (i) and allocate that amount to the last underwritten segment.

Step 3: We multiply the amount of each allocated insurance risk by the insurance charge rate for each coverage segment. The sum of these amounts is your insurance charge.

Additional Information about the Insurance Charge. We will apply any changes in the insurance charges uniformly for all insureds of the same issue ages, gender, risk classes, and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the insured’s health after we issue the policy.

Because your account value and death benefit may vary from month to month, your insurance charge may also vary on each monthly charge date. The cost of your insurance depends on the amount of insurance risk on your policy. Factors that may affect the insurance risk include:

•	the amount and timing of premium payments,
•	investment performance,
•	fees and charges assessed,
•	the addition or deletion of certain riders,
•	rider charges,
•	withdrawals,
•	policy loans,
•	changes to the face amount, and
•	changes to the death benefit option.

Additional Mortality Fees. Additional mortality fees may be assessed for risks associated with certain health conditions, occupations, aviation, avocations or driving history. Note the combination of insurance charges and additional mortality fees, if any, will not exceed $83.33 per $1,000 of insurance risk or face amount.

Rider Charges

The charges for the following riders are deducted from the account value on each monthly charge date: Disability Benefit Rider, Guaranteed Insurability Rider, Other Insured Rider, Waiver of Monthly Charges Rider and Waiver of Specified Premium Rider.

The rates for the Other Insured Rider vary by the insured’s gender, issue age, risk classification and year of coverage. Current rates range from $0.01 to $29.785 per $1,000 of rider insurance risk for the Other Insured Rider. Monthly charges will not continue beyond the earlier of the base insured’s attained age 99 and the other insured’s attained age 99.

The current charge for the Waiver of Monthly Charges Rider is $0.00 to $0.275 per $1 of monthly deductions. Charges for the Disability Benefit Rider have two components. A portion of the charge is based on a current rate of $0.00 to $0.275 per $1 of monthly deductions. The remainder of the charge is based on a current rate of $0 to $0.0403 per $1 of specified benefit amount. Monthly charges will continue to, but not including, the policy anniversary date on which the insured’s attained age becomes 65.

The rider charge for the Waiver of Specified Premium Rider is the greater of the charge for monthly deductions or the charge for the specified monthly premium amount. If the rider charge is based on the monthly deductions, the charge is based on a current rate of $0.00 to $0.275 per $1 of monthly deductions. If the rider charge is based on the specified premium amount, the charge is based on a current rate of $0.00 to $0.0403 per $1 of specified monthly premium amount. Monthly charges will continue to, but not including, the policy anniversary date on which the insured’s attained age becomes 65.

The current charge for the Guaranteed Insurability Rider is $0.03 to $0.11 per $1,000 of optional insurance coverage. Monthly charges will continue to, but not including, the policy anniversary date on which the insured’s attained age becomes 46.

The rates for the Waiver of Monthly Charges Rider, Waiver of Specified Premium Rider, Disability Benefit Rider and Guaranteed Insurability Rider vary by the insured’s gender and age.

Directed Monthly Deduction Program

You may elect to have us deduct the monthly charges from one division of the Separate Account, or from the guaranteed principal account, rather than from all options on a pro rata basis. This feature is called the Directed Monthly Deduction Program (DMDP).

To elect DMDP, complete our Directed Monthly Deduction Program Request form and send it to us for processing. The program will continue as

Charges and Deductions

long as you have enough value in your selected option on a monthly charge date to cover the monthly charges then due, or unless you have specified a termination date in your request form.

If you don’t have enough value in your selected option on any monthly charge date to cover the monthly charges then due, the deduction for that date will revert to the pro rata basis. We may, at any time, modify, suspend, or terminate the Directed Monthly Deduction Program without prior notification.

Daily Charges Against the Separate Account

The following charges are deducted from the Separate Account daily:

Asset Charge

The asset charge is determined on your policy’s monthly charge date and is based on your policy’s account value, on that monthly charge date, after the current monthly charges are deducted. The charge is applied, on a daily basis, to your value in the Separate Account only. The maximum annual asset charge is equal to the following percentages of the portion of your policy’s average daily net assets that are invested in the Separate Account:

•	0.90% during years 1 thru 10, and
•	0.40% thereafter.

When your policy is issued, the asset charge is set assuming your policy account value is $100,000, regardless of your policy’s actual account value. The asset charge will remain at this level until the monthly charge date that is on or immediately after the date we receive your first premium payment. On the monthly charge date immediately following your first premium payment, your asset charge will be set according to your policy’s actual account value. On each of the policy’s subsequent monthly charge dates during your first 10 policy years, we will determine the asset charge to be applied to your value in the Separate Account until the next monthly charge date. Even though your variable account value may change from day-to-day, the asset charge applied to your value invested in the Separate Account will only change on a monthly charge date when your account value has increased or decreased to a level that triggers the assessment of a different asset charge as shown in the following table.

Asset Charge Based on Policy’s Average Daily Net Assets in the Separate Account
Your Value in the Separate Account	Current Charge Policy Years 1-10	Maximum Charge Policy Years 1-10
$0 — $49,999.99	0.75%	0.90%
$50,000 — $99,999.99	0.65%	0.90%
$100,000+	0.55%	0.90%
Policy Years 11+	0.15%	0.40%

The asset charge compensates us for the risks and expenses involved in issuing and administering life insurance protection.

If the asset charge is not sufficient to cover the risks and expenses involved in issuing and administering the policy, we will bear the loss. If the amount of the charge is more than sufficient to cover those risks and expenses, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the policy.

Fund Expenses

The Separate Account purchases shares of the funds at net asset value. The net asset value of each fund reflects investment management fees and other expenses already deducted from the assets of the fund. In addition, one or more of the funds available as an investment choice may pay us a distribution fee out of the fund’s assets called a “12b-1” fee. Any investment in one of the funds with a 12b-1 fee will increase the cost of your investment in the policy. Please refer to the fund prospectuses for more information regarding these expenses.

Special Circumstances

There may be special circumstances that result in sales or administrative expenses or insurance risks that are different than those normally associated with this policy. Under such circumstances, we may vary the charges and other terms of the policies; however, the charges will not exceed the maximum charges identified in the fee tables. We will make these variations only in accordance with uniform rules we establish.

Charges and Deductions

Federal Income Tax Considerations

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. The information is not written or intended as tax or legal advice, and may not be relied upon for purposes of avoiding any federal tax penalties. You are encouraged to seek legal and tax advice from a qualified tax adviser. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code, Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.

No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds and Loans. We believe the policy meets the Internal Revenue Code (“IRC”) definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the beneficiary’s gross income under federal tax law, and the gain accumulated in the contract is not taxed until withdrawn or otherwise accessed. Gain withdrawn from a policy is taxed as ordinary income.

The following information applies only to a policy that is not a modified endowment contract (“MEC”) under federal tax law. See Modified Endowment Contracts later in this section for information about MECs.

As a general rule, withdrawals are taxable only to the extent that the amounts received exceed your cost basis in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000 in the aggregate; then, only the excess over $10,000 is taxable.

However, special rules apply to certain withdrawals associated with a decrease in the policy death benefit. The IRC provides that if:

•	there is a reduction of benefits during the first 15 years after a policy is issued, and

•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the policy for its net surrender value, all or a portion of the distribution may be taxable as ordinary income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the account value, reduced by any surrender charges, but not reduced by any outstanding policy debt. Therefore, if there is a loan on the policy when the policy is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your taxable income as a result of the surrender.

To illustrate how policy termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your premiums paid (that is, your cost basis) in the policy is $10,000, your account value is $15,000, you have no surrender charges, and you have received no other distributions and taken no withdrawals under the policy. If, in this example, you have an outstanding policy debt of $14,000, you would receive a payment equal to the net surrender value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 account value minus $10,000 cost basis).

The potential that policy debt will cause taxable income from policy termination to exceed the payment received at termination also may occur if the policy terminates without value. Factors that may contribute to these potential situations include: (1) amount of outstanding policy debt at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charge rates due to increasing attained age of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if the adjustable policy loan rate is in effect.

One example occurs when the policy debt limit is reached. If, using the previous example, the

Federal Income Tax Considerations

account value were to decrease to $14,000 due to unfavorable investment results, and the policy were to terminate because the policy debt limit is reached, the policy would terminate without any cash paid to you; but your taxable income from the policy at that time would be $4,000 ($14,000 account value minus $10,000 cost basis). The policy also may terminate without value if unpaid policy loan interest increases the outstanding policy debt to reach the policy debt limit.

To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your registered representative and your tax adviser at least annually, and take appropriate preventative action.

A change of the owner or the insured, or an exchange or assignment of the policy, may cause the owner to recognize taxable income.

We believe that, under current tax law, any loan taken under the policy will be treated as policy debt of the owner. If your policy is not a MEC, the loan will not be considered income to you when received.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade or business” or “investment” purposes, provided that you meet certain narrow criteria.

If the owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (“AMT”) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net surrender value on the date of death.

The impact of federal income taxes on values under the policy and on the benefit to you or your beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each owner or beneficiary.

Investor Control. There are a number of tax benefits associated with variable life insurance policies. Gains on the net investment experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers among divisions of the Separate Account also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the policy owner, has control of the investments underlying the various divisions for the policy to qualify as life insurance.

You may make transfers among divisions of the Separate Account, but you may not direct the investments each division makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment divisions in which to invest account values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

Modified Endowment Contracts. If a policy is a modified endowment contract (“MEC”) under federal tax law, loans, withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the

Federal Income Tax Considerations

policy. The policy income is the excess of the account value (both loaned and unloaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the account value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual owners. The penalty tax will not apply to distributions:

(i)	made on or after the date the taxpayer attains age 59 1/2; or
(ii)	made because the taxpayer became disabled; or
(iii)	made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s beneficiary. These payments must be made at least annually.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A policy fails this test if:

•	the accumulated amount paid under the contract at any time during the first seven contract years exceeds

•	the total premiums that would have been payable at that time for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.

A life insurance policy may pass the 7-pay test and still be taxed as a MEC if it is received in a IRC Section 1035 tax-deferred exchange for a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay testing period, we will retest the policy using the lower death benefit amount, from the start of that testing period. If the reduction in death benefit causes the policy to fail the 7-pay test for any prior policy year, the policy will be treated as a MEC beginning in the policy year in which the reduction takes place.

Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within 90 days after the reduction in such benefit.

We will retest whenever there is a “material change” to the policy while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new seven-year test period or cause the policy to become a MEC.

Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC to the extent of gain in the policy. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy’s failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of income accumulated in that particular policy. For purposes of determining the amount of income received from a MEC, the law considers the total of all income in all the MECs issued within the same calendar year to the same owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total income.

Qualified Plans. The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or Section 403(b) custodial account.

Federal Income Tax Considerations

While the policy is owned by the qualified plan, we will only pay amounts under the policy while the insured is still living (e.g., withdrawals, surrenders, and loans) to the qualified plan trustee or plan administrator. We will not make such payments directly to any other party, including the insured participant. The only exception is for a Keogh plan, where the insured participant is also the policy owner.

Employer-owned Policies. On August 17, 2006, the President signed the Pension Protection Act of 2006 into law. This legislation contains provisions affecting the tax treatment of employer-owned life insurance policies issued after the enactment date. It also applies to employer-owned life insurance policies issued prior to the law’s enactment if there is a material increase in the death benefit or other material change to the policy.

The law defines “employer-owned life insurance” as a life insurance contract: (a) that is owned by a person or entity engaged in a trade or business (including policies owned by related or commonly controlled parties); (b) insuring the life of a U.S. citizen or resident who is an employee on the date the contract is issued; and (c) under which the policyholder is directly or indirectly a beneficiary.

The law limits the tax-free death benefit for employer-owned life insurance to the amount of premiums paid unless certain notice and consent requirements are met. The notice requirements are met if, before the contract is issued, the employee is notified in writing of the following: (a) the policyholder intends to insure the employee’s life; (b) the maximum face amount for which the employee could be insured at the time the contract was issued; and (c) the policyholder will be the beneficiary of any proceeds payable on the death of the employee. Prior to issuance of the contract, the employee must provide written consent to being insured under the contract and to continuation of the coverage after employment terminates.

The new law also imposes annual reporting and record keeping requirements for businesses owning employer-owned life insurance policies. The employer must maintain records of the employer’s notice and the employee’s consent, and must file certain annual reports with the IRS.

Provided that the Notice and Consent requirements are satisfied, the death proceeds of an employer-owned life insurance policy will generally be income tax-free in the following situations:

1.	At the time the contract is issued, the insured employee is a director, highly compensated employee, or highly compensated individual within the meaning of IRC §101(j)(2)(A)(ii);
2.	The insured was an employee at any time during the 12-month period before his or her death;
3.	The proceeds are paid to a member of the insured’s family, an individual who is the designated beneficiary of the insured under the contract, a trust established for the benefit of any such member of the family or designated beneficiary, or the insured’s estate; or
4.	The proceeds are used to purchase an equity interest in the employer from any of the persons described in (3).

Death Proceeds that do not fall within one of the enumerated exceptions will be subject to ordinary income tax (even if the Notice and Consent requirements were met), and MassMutual will report payment of taxable proceeds to the Internal Revenue Service, where applicable.

Payments to Nonresident Aliens. Generally, a taxable distribution from a policy paid to a nonresident alien is subject to federal income tax at a rate of 30% of the amount of taxable income that is distributed. We are required to withhold this 30% tax and send it to the Internal Revenue Service.

A “nonresident alien” is a person who is not a U.S. citizen and who is not a U.S. resident (based on either the “green card” or “substantial presence” test). A payment is treated as paid to a nonresident alien even if it is deposited into a U.S. bank account owned by a nonresident alien.

Some distributions to nonresident aliens may be subject to a lower tax rate (or to no tax) if a U.S. income tax treaty with the payee’s country of residence provides for lower rate of U.S. tax or for no tax. To obtain the benefit of any reduced tax allowed by a treaty, the nonresident alien must claim the treaty benefit by providing us with a Form W8-BEN containing:

(1)	proof of residency (in accordance with Internal Revenue Service (“IRS”) requirements); and
(2)	an IRS individual taxpayer identification number (“ITIN”).

If the nonresident alien does not satisfy all of these conditions, we will withhold 30% of the taxable portion of the distribution.

Federal Income Tax Considerations

Other Information

Other Policy Rights and Limitations

Right to Assign the Policy

Generally, you may assign the policy as collateral for a loan or other obligation. For any assignment to be binding on us, however, we must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

Your Voting Rights

We are the legal owner of the fund shares. However, you have the right to instruct us how to vote on questions submitted to the shareholders of the funds supporting the policy. This right is limited to the extent you are invested in those divisions on the record date. We vote shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions. This process may result in a small number of policy owners controlling the vote. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Your right to instruct us is based on the number of shares of the funds attributable to your policy. The number of shares of any fund, attributable to your policy, is determined by dividing the account value held in that division by $100. Fractional votes are counted.

We will send you or, if permitted by law, make available electronically, proxy material and a form to complete giving us voting instructions.

Suitability

According to federal securities law, a registered representative is required to recommend a security only when the representative believes that the security is suitable for the customer.

Variable life insurance policies are complex insurance products with unique benefits. Before you purchase a variable life insurance policy, you should consider whether among other things:

•	you have a need for death benefit protection;
•	you understand the risks and benefits of the policy;
•	you can afford to pay the applicable policy charges to keep the policy in force;
•	you understand how the policy charges impact your policy’s account value;
•	you understand your account value will fluctuate when allocated to the Separate Account;
•	you understand that the Company prohibits market timing and frequent transfers;
•	you understand that you generally have no access to your account value in the first year;
•	you understand whether your registered representative will receive more compensation for selling this life insurance policy rather than another;
•

you understand that if you are older, the following features of a variable life insurance policy will more likely disadvantage you: 1) the limitations on account value access; and 2) the impact of account value fluctuations on variable death benefit options.

Deferral of Payments

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a policy owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Delay of Payment of Proceeds from the GPA. We may delay payment of any net surrender values, withdrawals, and loan proceeds that are based on the GPA for up to six months from the date the request is received at our Administrative Office.

If we delay payment of a surrender or withdrawal for 30 days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option.

Delay of Payment of Proceeds from the Separate Account. We can delay payment of the net surrender value or any withdrawal or loan from the Separate Account during any period when:

i.	it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings);

Other Information

ii.	trading is restricted by the SEC;
iii.	the SEC declares an emergency exists; and
iv.	the SEC, by order, permits us to delay payment in order to protect our owners.

Reservation of Company Rights to Change the Policy or Separate Account

Separate Account Changes

We reserve the right to make certain material changes to the Separate Account. Specifically, we reserve the rights to:

•	create new divisions of the Separate Account;
•	create new Separate Accounts and new segments;
•	combine any two or more Separate Account segments or divisions;
•	make available additional or alternative divisions of the Separate Account investing in additional investment companies;
•

invest the assets of the Separate Account in securities other than shares of the funds. These securities can be substitutes for fund shares already purchased or they can apply only to future purchases;

•	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	de-register the Separate Account under the 1940 Act in the event such registration is no longer required;
•	substitute one or more funds for other funds with similar investment objectives (which may have different fees);
•	delete funds or close funds to future investments; and
•	change the name of the Separate Account.

We have reserved all rights to the name Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we may also withdraw this right.

As a result of changes in applicable laws, regulations or variable investment divisions offered under the policy, we may exercise one or more of the rights listed above. If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Distribution

MML Distributors, LLC (“MML Distributors”), a limited liability corporation, is the principal underwriter of the policy. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. MML Distributors is a subsidiary of MassMutual. Pursuant to an Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the policy.

Both registered representatives of MML Investors Services, Inc. (“MMLISI”), a subsidiary of MassMutual, and registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors (“Broker-Dealers”) sell the policy. Such registered representatives are also licensed insurance agents.

MassMutual also contracts with outside firms who act as Wholesale Distributors and who may assist Broker-Dealers or their registered representatives in offering and selling the policies. Wholesale Distributors may provide training, marketing and other sales-related functions to Broker-Dealers and their registered representatives. Wholesale Distributors may also provide certain administrative services to MassMutual in connection with the policies (collectively referred to as “Services”). Some Wholesale Distributors are also Broker-Dealers, authorized on their own behalf to sell the policy. MassMutual (through MML Distributors) compensates these Wholesale Distributors for their Services.

Commissions and Allowances Paid to MMLISI and Broker-Dealers

Commissions are paid to MMLISI and all Broker-Dealers involved in the sale of the policy. MassMutual pays commissions for policies sold by MMLISI registered representatives through MMLISI to those registered representatives. MassMutual pays commissions for policies sold by registered representatives of other Broker-Dealers through MML Distributors to those Broker-Dealers.

Commissions are based on certain commission schedules and rules. Commissions are a percentage of the premium paid in each year of coverage and differ for premiums paid up to the Target Premium and for premiums paid in excess of the Target Premium. The Target Premium is based on

Other Information

the issue age, gender and risk classification of the insured. We also pay a renewal commission after the first policy year that is a percentage of the average monthly account value for the policies.

We also pay expense reimbursement and other allowances in connection with the sales of the policies.

The Statement of Additional Information contains more detail on the maximum commission percentages and allowances payable under the policy.

Wholesale Distributor Compensation

MassMutual pays commissions and allowances to Wholesale Distributors authorized to sell the policies on their own behalf. MassMutual pays allowances to Wholesale Distributors who provide Services to a Broker-Dealer in connection with the sales of the policies. MassMutual may also pay compensation to the Wholesale Distributor in the event that the Target Premium for all life insurance products credited to the Wholesale Distributor equals or exceeds preset Target Premium thresholds in certain years (“Progressive Compensation”). The Progressive Compensation payment schedule may vary for specific Wholesale Distributors.

The Target Premium for Wholesale Distributors referenced in this section is premium paid for all MassMutual individual life insurance products credited to the Wholesale Distributor including traditional whole life, term, and universal life insurance policies as well as variable life insurance policies.

The Statement of Additional Information contains more detail on the maximum Wholesale Distributor compensation payable under the policy.

Additional Compensation Paid to MMLISI

Most MMLISI registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips. Sales of this policy may help these registered representatives and their supervisors qualify for such benefits. MMLISI registered representatives who are also General Agents or sales managers of MassMutual also may receive overrides, allowances and other compensation that is based on sales of the policy by their registered representatives.

Additional Payments to Wholesalers

In addition to the commissions described above, MassMutual may make cash payments to certain Wholesalers to attend sales conferences and educational seminars, thereby promoting awareness of our products. The Wholesaler may use these payments for any reason, including helping offset the costs of the conference or educational seminar.

We may also make cash payments to Wholesalers pursuant to marketing service agreements. These marketing service arrangements vary depending on a number of factors, including the specific level of wholesale support being provided. These payments are not made in connection with the sale of specific policies.

These additional payments are not offered to all Wholesalers and the terms of these arrangements may differ. Any such payments will be paid by MassMutual out of our assets and will not result in any additional direct charge to you. Such payments may give us greater access to the registered representatives of the Broker-Dealers who place business through Wholesalers that receive such payments and may influence the way that a Broker-Dealer or Wholesaler markets the policy.

Compensation in General

The compensation arrangements described in the paragraphs above may provide a registered representative with an incentive to sell this policy over other available policies whose issuers do not provide such compensation or which provide lower levels of compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this policy.

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus, including the contingent deferred sales charge. We may also use some of the 12b-1 distribution fee payments (if

Other Information

applicable) and other payments that we receive from certain funds to help us make these cash and non-cash payments.

You may contact, as applicable, MMLISI, your Broker-Dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a policy.

Legal Proceedings

The Company is involved in litigation arising in and out of the normal course of business, which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations that should reasonably give rise to a material adverse impact to the Company’s financial position or liquidity, the outcome of litigation cannot be foreseen with certainty.

The Company, together with numerous other defendants, has been named in an adversary proceeding in the Enron bankruptcy. In addition, in June 2005, the Company’s former Chief Executive Officer (“former CEO”) filed a demand for arbitration contesting his termination “for cause” from the Company. In 2006, the arbitration panel ruled that the former CEO’s conduct did not satisfy his Employment Contract’s requirement of a “for cause” termination and awarded him a portion of the compensation and severance benefits specified in the contract. The Company has appealed this ruling to the Massachusetts state court. In 2007, the Company accrued an additional $9 million in expense, including $6 million of interest, bringing the total accrual for this matter to approximately $80 million as of December 31, 2007.

In 2005, the Company received final approval of a nationwide class action settlement involving alleged insurance sales practices claims. In 2006, all appeals to this settlement were resolved. The settlement class includes all policyholders, with certain limited exceptions, who have or had an ownership interest in permanent life policies, term life policies or disability income policies issued between January 1, 1983 and December 31, 2003. Through December 31, 2007, the Company has paid $118 million of the original $268 million accrual. Additionally in 2007, the Company revised this estimate and reduced the liability by $21 million.

It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. However, the outcome of a particular proceeding may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the loss or liability and the level of the Company’s income for the period.

The Company is subject to governmental and administrative proceedings and regulatory examinations and investigations in the ordinary course of its business. The Company has cooperated fully with these regulatory agencies with regard to their examinations and investigations and has responded to information requests and comments.

These examinations and investigations include industry-wide investigations of issues such as (a) late trading and market timing in connection with mutual funds and variable insurance contracts, (b) revenue sharing, (c) compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and (d) marketing, pricing and sales of retirement products. In connection with examinations and investigations, the Company has been contacted by various regulatory agencies and state attorneys general including the Securities and Exchange Commission, U.S. Department of Labor, Financial Industry Regulatory Authority, Commonwealth of Massachusetts Division of Insurance, the State of Connecticut Insurance Department, and the Attorneys General of Connecticut, Massachusetts and New York.

The Company believes that it is reasonable to expect that regulatory inquiries, examinations and investigations into the financial services industry will continue for the foreseeable future and may result in new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry as a whole. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. The outcome of a particular matter may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company’s income for the period.

Financial Statements

We have included our statutory financial statements and those of the Separate Account in the Statement of Additional Information.

Other Information

Appendix A

Hypothetical Examples of the Impact of the Account Value and Premiums

Example I ~ Death Benefit Option 1

Assume the following:

•	Face Amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt

Based on these assumptions,

•	the death benefit is $1,000,000.

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit remains at $1,000,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit still remains at $1,000,000.

Example II ~ Death Benefit Option 2

Assume the following:

•	Face Amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt

Based on these assumptions,

•	the death benefit is $1,050,000 (Face Amount plus account value).

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,080,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit will decrease to $1,030,000.

Example III ~ Death Benefit Option 3

Assume the following:

•	Face Amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt
•	Premiums paid under the policy to-date total $40,000
•	Premiums paid prior to the insured’s attained age 90

Based on these assumptions,

•	the death benefit is $1,040,000 (Face Amount plus Premiums paid).

If you pay an additional $30,000 of premium and the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,070,000.

Hypothetical Examples of Death Benefit Option Changes

Example I ~ Change from Option 2 to Option 1

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the account value on the effective date of the change.

For example, if the policy has a Face Amount of $500,000 and an account value of $25,000, the death benefit under Option 2 is equal to the Face Amount plus the account value, or $525,000. If you change from Option 2 to Option 1, the death benefit under Option 1 is equal to the policy Face Amount. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1 and the death benefit after the change will remain at $525,000.

Appendix A

Example II ~ Change from Option 3 (without interest option) to Option 1*

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the premiums paid to the effective date of the change.

For example, if a policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid, or $512,000. If you change from Option 3 to Option 1, the death benefit under Option 1 is equal to the Face Amount. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1 and the death benefit after the change will remain at $512,000.

Example III ~ Change from Option 1 to Option 2

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of the account value on the effective date of the change.

For example, if the policy has a Face Amount of $700,000 and an account value of $25,000, under Option 1 the death benefit is equal to the Face Amount, or $700,000. If you change from Option 1 to Option 2, the death benefit under Option 2 is equal to the Face Amount plus the account value. Since the death benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the death benefit under Option 2 after the change will remain at $700,000.

Example IV ~ Change from Option 3 to Option 2*

For a change from Option 3 (without interest option) to Option 2, the Face Amount is changed (increased or decreased) by the difference between the account value and the premiums paid to-date.

For example, if the policy has a Face Amount of $1,000,000 and an account value of $70,000 and premiums paid of $25,000, the death benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date, or $1,025,000. If you change from Option 3 to Option 2, the death benefit under Option 2 is equal to the Face Amount plus the account value. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased by the sum of the premiums paid to date and then decreased by the account value to $955,000 under Option 2, maintaining a death benefit of $1,025,000.

A similar type of change would be made for a change from Option 3 (with interest option) to Option 2.

For example, if the policy has a Face Amount of $1,000,000 and an account value of $70,000 and premiums paid of $25,000, and interest applied to premiums paid of $5,000, the death benefit under Option 3 (with interest) is equal to the Face Amount plus the premiums paid to-date plus interest applied to premiums paid to-date, or $1,030,000. If you change from Option 3 to Option 2, the death benefit under Option 2 is equal to the Face Amount plus the account value. Since the death benefit under the policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased by the sum of the premiums paid to date plus interest applied to premiums paid to-date and then decreased by the account value, to $960,000 under Option 2, maintaining a death benefit of $1,030,000.

* All hypothetical examples involving death benefit option 3 are assumed to occur prior to the insured’s attained age 90.

Appendix A

The Statement of Additional Information (SAI) contains additional information about the Separate Account and the policy. The SAI is legally incorporated into this prospectus by reference and it is legally part of this document. We file the SAI with the Securities and Exchange Commission (“SEC”). The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the Public Reference Room may be obtained by calling the SEC at 202-551-8090. You may also obtain copies of this information, upon payment of a duplicating fee by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644.

For a free copy of the SAI, or for general inquiries, contact our Administrative Office:

MassMutual Customer Service Center

PO Box 1865

Springfield, MA 01102-1865

1-800-272-2216

You can also request, free of charge, a personalized illustration of death benefits, surrender values, and cash values from your registered representative or by calling our Administrative Office.

Investment Company Act file number: 811-08075

Securities Act file number:

Class (Contract) Identifier: C

STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

(Registrant)

August 15, 2008

This is not a prospectus. This Statement of Additional Information (“SAI”) should be read in conjunction with the prospectus dated August 15, 2008, for the Variable Universal Life III (“VUL III”) policy. The VUL III policy and its prospectus may be referred to in this SAI.

For a copy of the VUL III prospectus, contact your registered representative, our Administrative Office by mail at PO Box 1865, Springfield, Massachusetts, 01102-1865, or by phone (1-800-272-2216), or access the Internet at www.massmutual.com, or access the Securities and Exchange Commission website at http://www.sec.gov.

	SAI	Prospectus
General Information and History	2
• Company	2	14
• The Separate Account	2	22

Services	2

Additional Information About the Operation of the Policy and the Registrant	2
• Purchase of Shares in Underlying Investment Funds	2
• Annual Reports	2
• Benefits Available by Rider	3	43
• Death Benefit Payment Options	6	41

Underwriters	7	54
• Commissions	8
• Allowances/Overrides	8
• Progressive Compensation	8

Additional Information About Charges	9
• Sales Load	9
• Underwriting Procedures	9
• Increases in Face Amount	10	39

Performance Data	10

Experts	11

Financial Statements	12

Variable Universal Life III

Statement of Additional Information

1

GENERAL INFORMATION AND HISTORY

Company

In this Statement of Additional Information, “The Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, disability income insurance, long-term care insurance, annuities, and retirement and other products to individual and institutional customers. MassMutual was organized as a mutual life insurance company in the Commonwealth of Massachusetts on May 15, 1851. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

The Separate Account

The Company’s Board of Directors established the Separate Account (Massachusetts Mutual Variable Life Separate Account I) on July 13, 1988, as a separate investment account of MassMutual. It was established based on the laws of the Commonwealth of Massachusetts. It is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the provisions of the Investment Company Act of 1940.

SERVICES

The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Guaranteed Principal Account, the Separate Account, the VUL III segment and its divisions.

ADDITIONAL INFORMATION ABOUT THE

OPERATION OF THE POLICY AND THE REGISTRANT

Purchase of Shares in Underlying Investment Funds

Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.

Because the underlying funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists, the fund’s board will notify the insurers and take appropriate action to eliminate the conflict. Additionally, if the insurer becomes aware of such conflicts, the insurer will work with the underlying fund’s board to resolve the conflict.

Annual Reports

Each year within the 30 days following the policy anniversary date, we will mail the policy owner a report showing the following policy information:

i.	the account value at the beginning of the previous policy year,

ii.	all premiums paid since that time,

iii.	all additions to and deductions from the account value during the year, and

iv.	the account value, death benefit, net surrender value and policy debt as of the last policy anniversary.

This report may contain additional information if required by any applicable law or regulation.

Variable Universal Life III

Statement of Additional Information

2

Benefits Available by Rider

The following additional benefits are available by rider. You must qualify for the additional benefits and, in most cases, you must request them. The additional benefits are subject to the terms of both the rider and the policy. The cost of each rider is described in the prospectus. If you choose to add a rider for which we charge, you may cancel it at any time upon written request.

The terms and conditions of the riders may vary from state to state and are subject to state availability.

Accelerated Death Benefit Rider. This rider advances to the owner a portion of the policy’s death benefit, when we receive proof, satisfactory to us, that the insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy equal to the amount of benefit accelerated. Interest is not charged on the lien.

An accelerated benefit will be paid when the following requirements are met: (1) we receive the owner’s written request for payment of an accelerated death benefit under the policy, (2) we receive the insured’s written authorization to release medical records to us, (3) we receive the written consent to this request of any assignee and any irrevocable beneficiary under the policy, and (4) we receive proof, satisfactory to us, that the insured has a terminal illness as defined in the rider.

The amount of the death benefit under the policy that can be considered for acceleration is determined as of the acceleration date. The acceleration date is the first date on which all the requirements for acceleration, except any confirming examination that we may require, have been met.

The amount eligible for acceleration under the rider (the “Eligible Amount”) is equal to the excess of:

•	the base policy death benefit over the policy account value; and

•

the amount payable under any life insurance rider included with the policy, as long as the rider provides level or increasing coverage for at least two years after the acceleration date. All other riders are excluded from the Eligible Amount.

The owner may accelerate any portion of the Eligible Amount subject to the following limitations:

•	the minimum amount that may be accelerated is $25,000; and

•

the maximum amount that may be accelerated is equal to the lesser of 75% of the Eligible Amount or $250,000 minus the total amount accelerated under all other policies issued by us or any of our affiliates.

The benefit payment under this rider will be reduced by:

•	interest at the annual interest rate we have declared for policies in this class; and

•	a fee of not more than $250.

After the accelerated benefit payment is made, this policy will remain in force and premiums and charges will continue in accordance with the policy provisions.

Benefits under the rider may be taxable. The owner should seek tax advice prior to requesting an accelerated death benefit payment.

The rider terminates upon any of the following events:

•	on the date an accelerated benefit payment is made,

•	if the base policy terminates,

•	if the base policy matures,

•	the base policy is changed to a different policy on which the rider is not available, or

•	two years before coverage under the policy is scheduled to terminate.

Variable Universal Life III

Statement of Additional Information

3

Where this rider is available, it is included automatically with the policy. There is no charge for this rider.

Disability Benefit Rider. This rider provides a disability benefit while the insured is totally and continuously disabled as defined in the rider. The rider provides the following monthly benefits if the insured becomes totally and continuously disabled.

•

On specific monthly charge dates we will credit an amount to the account value equal to the specified benefit amount shown on the policy specification page for this rider. This amount will be treated as a net premium.

•	We also will waive the monthly charges due for this policy on specific monthly charge dates.

The benefits will be provided after the insured has been totally disabled for four continuous months and all conditions of the rider have been met.

The benefits under the rider end once the insured is no longer totally disabled, or satisfactory proof of continued disability is not provided to us as required, or the insured refuses or fails to have an examination we require, or for the specified monthly benefit, the day before the insured’s attained age 65, and for the waiver of monthly charges, the day before the insured’s attained age 65 if total disability began when the insured’s attained age was 60 or older.

If total disability began before the insured’s attained age 60 and continues to attained age 65, the rider benefit after attained age 65 will be the monthly charges for this policy.

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us. However, if it was not reasonably possible to give us proof of claim on time, the delay will not reduce the benefit if proof is given as soon as reasonably possible.

Guaranteed Insurability Rider. This rider provides the right to purchase new insurance without evidence of insurability on certain option dates as defined in the rider by either an increase in the face amount of the existing policy or the purchase of a new policy. A written application is required and an initial premium for a new policy or any premium payment needed for a face amount increase to the existing policy must be received at our Administrative Office by the end of the option period.

There are two types of option dates, regular and substitute. Regular option dates coincide with the policy anniversary nearest the insured’s 25th birthday and end with the policy anniversary nearest the insured’s 46th birthday. Substitute option dates occur 91 days after the insured’s marriage, the birth of an insured’s child or adoption of a child by the insured. In the event of multiple births, the maximum increase will be the benefit amount listed in the policy’s Schedule Page multiplied by the number of children born (up to a maximum of three).

A substitute option date can be exercised only if there is a subsequent regular option date. When exercising a substitute option date, the subsequent regular option date cannot be exercised. Failure to exercise an option date does not impact your ability to exercise a future option.

The rider option amount is subject to a maximum limit of $125,000, or, if less, two times the face amount of the base policy on the effective date of an increase in the rider option amount.

The rider terminates:

•	after the last regular option date as defined in the rider,

•	following election of the last face amount increase that may be elected under the rider,

•	if the policy is changed to another policy under which this rider is not available, or

•	if the policy terminates.

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Other Insured Rider. This rider provides level term insurance on the life of either the insured’s spouse or child. The coverage for the insured under the rider is convertible for a limited amount of time.

While the policy insured is living and prior to the earliest of the rider’s tenth anniversary date or the other insured’s attained age 65, the rider may be fully or partially converted to another life insurance policy offered at the time of conversion. The cost for the new policy will be based on the other insured’s attained age at the time of conversion. No evidence of insurability is required to convert the rider coverage.

The rider may be converted upon the death of the base policy insured (but only before the earliest of the rider’s tenth anniversary date or the attained age 65 of the other insured). Conversion upon the death of the base policy insured may be made at any time up to 90 days of the date we receive due proof of the base policy insured’s death.

The rider will terminate on the rider expiration date listed in the rider specifications. This rider will also end if any of the following occurs:

•	expiration of the 90-day conversion period upon death of the policy insured;

•	the end of the grace period for any unpaid premium under the policy;

•	termination of the policy for any other reason;

•	change of the policy to a different policy on which this rider is not available; or

•	conversion of the remaining rider face amount under this rider.

Substitute of Insured Rider. This rider allows you to substitute a new insured in place of the current insured under the policy without incurring surrender charges. A substitute of insured is allowed if the policy is in force, you have an insurable interest in the life of the substitute insured, and the age of the substitute insured on the policy date is within the issue age range allowed for this policy.

An application and evidence of insurability satisfactory to us is required for the substitute insured.

All monthly charges after the substitution of the insured will be based on the life and risk class of the substitute insured.

The rider terminates upon the current insured’s attained age 75, at the time of the exercise of the rider, if the policy is changed to a different policy under which the rider is not available, or if the policy terminates for any other reason.

The rider is included automatically with the policy.

Substituting a new insured under the policy may have adverse tax consequences under the current federal tax law. Please consult your tax advisor.

Waiver of Monthly Charges Rider. Under this rider, we will waive the monthly charges due for the policy while the insured is totally and continuously disabled as defined in the rider.

The benefit will be provided once the insured has been totally disabled for four continuous months and all conditions of the rider have been met. The benefits will end when the insured is no longer totally disabled, or satisfactory proof of continued total disability is not given to us as required, or the insured refuses or fails to have an examination we require, or the day before the insured’s attained age 65 if the disability began when the insured was attained age 60 or older.

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us. However, if it was not reasonably possible to give us notice and/or proof of claim on time, the delay will not reduce the benefit if notice and/or proof are given as soon as reasonably possible. If notice is given more than one year form the monthly charge date on which charges would have first been waived due to the insured’s

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total disability, we would only provide a benefit for the twelve monthly charge dates that immediately precede the date notice is given to us.

Waiver of Specified Premium Rider. Under this rider we will credit to the account value the greater of the monthly charges or a specified monthly premium amount designated by the policy owner. The policy owner may select the specified monthly premium benefit amount, from 0 (zero) up to a maximum amount. When the specified premium benefit amount is credited to the account value, it is treated as net premium. In other words, the benefit payment amount is not reduced by the premium expense charge.

These benefits will be provided after the insured has been totally disabled for four continuous months and all the conditions of the rider have been met. The benefits will end when the insured is no longer totally disabled, or satisfactory proof of continued total disability is not given to us as required, or the insured refuses or fails to have an examination we require, or the day before the insured’s attained age becomes 65 if total disability began when the insured’s attained age was 60 or older.

If the disability began before the insured was attained age 60 and continues to attained age 65, the rider benefit after attained age 65 will be the monthly charges for this policy.

Proof of claim must be received at our Administrative Office within one year after the notice of claim was given to us. However, if it was not reasonably possible to give us proof of claim on time, the delay will not reduce the benefit if proof is given as soon as reasonably possible.

Death Benefit Payment Options

The table below provides additional information about the six death benefit payment options listed in the prospectus. None of these benefits depend on the performance of the Separate Account or the Guaranteed Principal Account. Once payments have begun, only the Installments of a Specified Amount and Interest options may be changed.

Installments for a Specified Period	Equal monthly payments for any period selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected, and the monthly income rates we are using when the first payment is due.
Life Income	Equal monthly payments based on the life of a named person. Payments will continue for the lifetime of that person. You can elect income with or without a minimum payment period. This benefit may be increased by the Alternate Life Income provision.
Interest	We will hold any amount applied under this option. We will pay interest on the amount at an effective annual rate determined by us. This rate will not be less than 1%.
Installments of a Specified Amount	Fixed amount payments. The total amount paid during the first year must be at least 6% of the total amount applied. We will credit interest each month on the unpaid balance and add this interest to the unpaid balance. This interest will be an effective annual rate determined by us, but not less than 1%. Payments continue until the balance we hold is reduced to less than the agreed fixed amount. The last payment will be for the balance only.
Life Income with Payments Guaranteed for Amount Applied	Equal monthly payments based on the life of a named person. We will make payments until the total amount paid equals the amount applied, whether or not the named person lives until all payments have been made. If the named person lives beyond the payments of the total amount applied, we will continue to make monthly payments as long as the named person lives. This benefit may be increased by the Alternate Life Income provision.

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Joint Lifetime Income with Reduced Payments to Survivor	Monthly payments based on the lives of two named persons. We will make payments at the initial level while both are living, or for 10 years if longer. When one dies (but not before the 10 years has elapsed), we will reduce the payments by one-third. Payments will continue at that level for the lifetime of the other. After the 10 years has elapsed, payments stop when both named persons have died. This benefit may be increased by the Alternate Life Income provision.

If the Life Income, Life Income with Payments Guaranteed for Amount Applied or Joint Life Income with Reduced Payments to Survivor payment option is elected, the named person(s) can elect to receive an alternate life income instead of receiving income based on the rates shown in the payment option rates tables in your policy. The election must be made at the time the income is to begin. The monthly alternate life income will be at least equal to the monthly income provided by a new single premium immediate annuity (first payment immediate) based on our published rates then in use when the payment option is elected. The alternate life income will not be available if we are not offering new single premium immediate annuities at the time of election.

UNDERWRITERS

MML Distributors, LLC (“MML Distributors”), 1295 State Street, Springfield, Massachusetts 01111-0001, is the principal underwriter of the policy. MML Distributors is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. MML Distributors is a wholly owned subsidiary of the Depositor. MML Distributors receives compensation for its activities as the underwriter of the policy.

Pursuant to the Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the policies utilizing the Separate Account. Compensation paid to and retained by MML Distributors in 2007 was $299,076. In 2006, the compensation was $334,235 and in 2005 it was $72,566.

MML Investors Services, Inc. (“MMLISI”), which is located at 1295 State Street, Springfield, Massachusetts 01111-0001, acts as a retail distributor for the policy pursuant to a services agreement with the Depositor. Under this agreement, MMLISI performs supervisory and other services related to distribution of the policies utilizing the Separate Account. In 2007, MMLISI received $2,526,430 as compensation for its services under this agreement. In 2006, the compensation was $2,557,679 and in 2005 it was $940,851.

This offering is on a continuous basis.

The compensation arrangements described in the paragraphs below may provide a registered representative with an incentive to sell the policy over other available policies whose issuers do not provide such compensation or which provide lower levels of compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding the policy.

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in the prospectus, including the contingent deferred sales charge. We may also use some of the 12b-1 distribution fee payments (if applicable) and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Your registered representative typically receives a portion of the compensation that is payable to his or her Broker-Dealer, depending on the agreement between the representative and his firm. MassMutual is not involved in determining compensation paid to a registered representative of an unaffiliated Broker-Dealer. You may contact, as applicable, MMLISI, your Broker-Dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a policy.

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Commissions

We pay some commissions as a percentage of the premium paid in each year of coverage. The commissions distinguish between premiums paid up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the issue age, gender, and risk classification of the insured. We also pay commissions as a percentage of the average monthly account value in each Policy Year after the first Policy Year.

The maximum commission percentages we pay to MMLISI registered representatives and Broker-Dealers (including Wholesale Distributors who are Broker-Dealers) are:

First Year Commission	Commission in Year 2	Commission in Years 3-10	Commission in Years 11+
50% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium	5% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium	3%(5% for MassMutual career contract agents during years 3-5) of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium	1% of premium paid up to the Target Premium and 1% of premium paid in excess of the Target Premium

We also pay a commission of 0.15% of the average monthly account value during the year after the first Policy Year.

Commissions and other allowances will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the policy, VUL III. As the policy has not yet been offered for sale, there are no commissions paid and reported for VUL III at this time.

Allowances/Overrides

MassMutual, through MML Distributors, pays expense reimbursement and other allowances in connection with the sale of the policies. The maximum allowance percentage we pay to Broker Dealers (who are not Wholesalers) is 92% of the first year commission.

Most MMLISI registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency.

The maximum allowance percentage we pay to Wholesale Distributors is 98% of the first Policy Year commission. The maximum overrides we pay to Wholesale Distributors are as follows: 2% of premium paid up to the Target Premium in Policy Years 2-10, 0.67% of premium paid over the Target Premium in all Policy Years, and 0.01% of the average monthly account value during the year after the first Policy Year.

Progressive Compensation

MassMutual may pay Progressive Compensation to Wholesale Distributors for Services in the event that the Target Premium placed through the Wholesale Distributor equals or exceeds preset Target Premium projections in certain years. The Progressive Compensation payment schedule for Wholesale Distributors may vary for specific Wholesale Distributors.

A Wholesale Distributor may qualify for a maximum of 15% of Target Premium in the first Policy Year if the Wholesale Distributor has typically produced more than $500,000 in Target Premium, which may be negotiated or eliminated. The maximum Progressive Compensation paid to a Wholesale Distributor in subsequent Policy Years is 3% of Target Premium during Policy Years 2-5.

The Target Premium includes premium paid for other MassMutual individual life insurance products placed through the Wholesale Distributor including traditional whole life, term, and universal life insurance policies as well as variable life insurance policies.

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ADDITIONAL INFORMATION ABOUT CHARGES

Sales Load

We deduct a premium expense charge from each premium payment you make. The deduction is taken before any premium is applied to the policy. The maximum we will deduct is 8% of premium up to the premium expense factor, and 7% of premium over the premium expense factor. The premium expense factors are contained in a table that is maintained by the Company. The factors are based on the issue age, gender, and risk classification of the insured.

There is a charge if you fully surrender your policy or if you decrease the face amount. We may also take any applicable surrender charges if your policy lapses. Generally, these charges will apply during:

•	the first 9 years of coverage, and

•	the first 9 years after each increase in selected face amount.

However, in no event will we deduct surrender charges after the insured’s attained age 99.

This surrender charge is also sometimes called a “deferred sales load”. The charge compensates us for expenses incurred in issuing the policy, face amount increases, and the recovery of acquisition costs.

The surrender charge is a charge against the account value of the policy. The deduction is taken from the Separate Account divisions and the guaranteed principal account (excluding debt) in proportion to the values in each on the effective date of the surrender or decrease in face amount.

We calculate surrender charges separately for the initial face amount and for each increase in the face amount. They are based on the policy’s face amount, the insured’s age, gender, risk classification, and coverage year. The surrender charge for the policy is the sum of the surrender charges for the initial face amount and all face amount increases.

The surrender charge is equal to the first year surrender charge multiplied by the following annual percentages:

Year	%	Year	%
1	100	6	73-82
2	94-100	7	60-75
3	88-100	8	40-50
4	82-100	9	20-25
5	77-100	10	0

In no case, however, will the surrender charge ever exceed $50.58 per $1,000 of face amount.

Subject to product and state availability, an endorsement to your variable life insurance policy may be available. The endorsement allows the Company to waive surrender charges, under certain circumstances, if a policy owner wishes to exchange the policy for a qualifying non- variable life insurance policy offered by MassMutual or one of its subsidiaries. We have the right to modify, suspend, or terminate any replacement program at any time without prior notification.

For more information, please contact your registered representative or call our Administrative Office.

Underwriting Procedures

Before issuing a policy we will require evidence of insurability. This means that (1) you must complete an application and submit it to our Administrative Office, and (2) we will usually require that the insured have a medical examination. Acceptance is subject to completion of all underwriting requirements and our underwriting rules.

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The insurance charge rate will not exceed those shown on the policy specifications pages, which are based on the 2001 Commissioners Standard Ordinary Ultimate, Sex-Distinct, Smoker-Distinct, Age Nearest Birthday Mortality Table (2001 CSO). In some states unisex rates may be required; in those situations the 2001 Commissioners Standard Ordinary (80) Ultimate, Smoker-Distinct, Age Nearest Birthday Mortality Table is used.

We may, however, charge less than the maximum monthly insurance charges shown in the policy specifications pages. In this case, the monthly insurance charges will be based on our expectations for future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. The expense component of these rates is used to offset sales and issue expenses, which decrease over time. Any change in these charges will apply to all individuals in the same class.

Special risk classes are used when mortality experience in excess of the standard risk classes is expected. These substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of 2001 CSO, male or female (unisex rates may be required in some situations), the Nonsmoker or Smoker Table, and age of the insured on their nearest birthday plus any flat extra amount assessed. The multiple will be based on the insured’s substandard rating.

There are five non-rated classes: ultra preferred non-tobacco, select preferred non-tobacco, non-tobacco, select preferred tobacco, and tobacco.

Increases in Face Amount

A face amount increase is accomplished by issuing an additional insurance coverage segment. Each such segment has a distinct issue age and risk class.

It is possible for risk classes of prior segments to change in order to match the risk class of a new segment. In cases where the risk classes are different, the Company may change the risk class of prior segments if doing so will reduce the insurance charges associated with the prior segments. However, the Company will not change the risk classes of prior segments when the face amount increase coincides with a conversion of an existing term life insurance policy, unless evidence of insurability acceptable to us is provided. In addition, the Company will not change the risk classes of prior segments if doing so will increase the insurance charges associated with the prior segments. Changing the risk classes of prior segments may impact the maximum premium limits, MEC premiums and minimum death benefit under the Cash Value Accumulation Test.

If you increase the face amount, the insurance charge and face amount charge will increase. In addition, a separate surrender charge schedule will apply during the first 9 years of the segment’s coverage.

Premium payments received once an increase in face amount becomes effective will be allocated to each segment of the face amount. The premium allocation will be made on a pro rata basis using the premium expense factor for each segment. If the net surrender value is insufficient to continue the changed policy in force for three months at the new monthly charges and interest, we may require a payment sufficient to increase the net surrender value to such amount.

PERFORMANCE DATA

From time to time, we may report historical performance for the divisions of the Separate Account available under the policy. The investment performance figures are calculated using the actual historical performance of the investment options for the periods shown in the report. When applicable, the performance will include periods before the policy was available for sale.

The performance returns in these reports will reflect deductions for management fees and all other operating expenses of the underlying investment funds and an annual deduction for the Asset Charge. The returns will not

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reflect any deductions from premiums, monthly charges assessed against the account value of the policies, policy surrender charges, or other policy charges, which, if deducted, would significantly reduce the returns.

From time to time, we may also report actual historical performance of the investment funds underlying each division of the Separate Account. These performance returns are determined by calculating what a $1 investment in the fund would have earned over the stated period of time.

These returns will reflect the fund operating expenses but they will not reflect the Asset Charge, any deductions from premiums, monthly charges assessed against the account value of the policies, policy surrender charges, or other policy charges. If these expenses and charges were deducted, the rates of return would be significantly lower.

The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the policy. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported. You may, however, consider the rates of returns we report in assessing the competence and performance of the funds’ investment advisers.

We currently post investment performance reports for VUL III on our Web site at www.massmutual.com. You can also request a copy of the most recent report from your registered representative or by calling our Administrative Office at 1-800-272-2216, Monday—Friday, 8 AM to 8 PM Eastern Time. Questions about the information in these reports should be directed to your registered representative.

We may also distribute sales literature comparing the divisions of the Separate Account to established market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These comparisons may show the percentage change in the net asset values of the funds or in the accumulation unit values. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the divisions of the Separate Account being compared.

EXPERTS

[To come.]

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FINANCIAL STATEMENTS

[The following financial statements to be filed by amendment:

The Registrant

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2007

Statements of Operations and Changes in Net Assets for the years ended December 31, 2007 and 2006

Notes to Financial Statements

The Depositor

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2007 and 2006

Statutory Statements of Income for the years ended December 31, 2007, 2006, and 2005

Statutory Statements of Changes in Surplus for the years ended December 31, 2007, 2006, and 2005

Statutory Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005

Notes to Statutory Financial Statements]

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PART C

OTHER INFORMATION

Item 26. Exhibits

Exhibit (a)	Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company, establishing the Separate Account – Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-22557, as filed with the Commission as an exhibit on February 28, 1997.

Exhibit (b)	Not Applicable

Exhibit (c)

i.       Underwriting and Servicing Agreement (Distribution Servicing Agreement) dated May 1, 1996 between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company on behalf of Massachusetts Mutual Variable Life Separate Account I – Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-22557, as filed with the Commission as an exhibit on February 28, 1997

ia.     Amendments No. 1, 2, 3, 4, and 5 dated as of August 15, 1997, August 31, 1998, December 20, 2004, March 31, 2006, and March 31, 2007, respectively, to Underwriting and Servicing Agreement dated May 1, 1996 between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

ii. Form of Broker-Dealer Agreement – Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-22557, as filed with the Commission as an exhibit on February 28, 1997

Exhibit (d)	i. Form of Flexible Premium Adjustable Variable Life Insurance Policy *

ii.      Form of Accelerated Death Benefit Rider – Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-50410, as filed with the Commission as an exhibit on November 21, 2000

iii. Form of Disability Benefit Rider *

iv. Form of Guaranteed Insurability Rider *

v. Form of Other Insured Rider *

vi. Form of Substitute of Insured Rider – Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-50410, as filed with the Commission as an exhibit on November 21, 2000

vii. Form of Waiver of Monthly Charges Rider *

viii. Form of Waiver of Specified Premium Rider *

Exhibit (e)	Form of Individual and Survivorship Life Insurance Application (rev. 8/07) — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

Exhibit (f)

i.       Copy of the Charter of Incorporation of Massachusetts Mutual Life Insurance Company – Incorporated by reference to the Initial Registration Statement on Form N-4, File No. 333-45039, as filed with the Commission as an exhibit on January 28, 1998

ii. By-Laws of Massachusetts Mutual Life Insurance Company as adopted April 10, 2002 *

Exhibit (g)	Form of Reinsurance Contract **

i. Schedule of Reinsurers **

Exhibit (h)	i. Participation Agreements, Selling, Servicing Agreements:

a.      AIM Variable Insurance Funds Inc. – Form of Participation Agreement dated as of April 30, 2004 by and among A I M Distributors, Inc., AIM Variable Insurance Funds and Massachusetts Mutual Life Insurance Company, along with revised Schedule A as of July 6, 2005 – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 333-80991, as filed with the Commission as an exhibit on April 24, 2006

b.      Fidelity® Variable Insurance Products Fund II – Form of Participation Agreement dated May 1, 1998 among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company – Incorporated by reference to Initial Registration Statement on form S-6, File No. 333-65887, as filed with the Commission as an exhibit on October 20, 1998

b1.    Fidelity® Variable Insurance Products Fund II – Amendment to Participation Agreement dated as of May 1, 1998 — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

b2.    Fidelity® Variable Insurance Products Fund II – Amendment effective April 15, 2001 to Participation Agreement dated as of May 1, 1998 — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

c.      ING Variable Products Trust – Form of Participation Agreement dated April 26, 2006 between ING Variable Products Trust, Massachusetts Mutual Life Insurance Company and ING Funds Distributor, LLC. – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 333-80991, as filed with the Commission as an exhibit on April 24, 2006

c1. ING Variable Products Trust – Amendment dated as of May 28, 2007 to Participation Agreement dated April 26, 2006 *

c2. ING Variable Products Trust – Amendment dated as of April 3, 2008 to Participation Agreement dated April 26, 2006 *

d.      MML Series Investment Fund – Form of Participation Agreement dated November 17, 2005 between MML Series Investment Fund, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company – Incorporated by reference to Initial Registration Statement on Form N-4, File No. 333-130156, as filed with the Commission as an exhibit on December 6, 2005

d1.    MML Series Investment Fund – First Amendment to Participation Agreement — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

d2. MML Series Investment Fund – Amendment dated as of , 2008 to Participation Agreement dated November 17, 2005 **

e.      MML Series Investment Fund II – Form of Participation Agreement dated November 17, 2005 between MML Series Investment Fund, Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company – Incorporated by reference to Initial Registration Statement on Form N-4, File No. 333-130156, as filed with the Commission as an exhibit on December 6, 2005

e1.    MML Series Investment Fund II – First Amendment to Participation Agreement — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

f.       Oppenheimer Variable Account Funds – Participation Agreement dated May 1, 2006 among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

f1.    Oppenheimer Variable Account Funds – Amendment dated as of May 1, 2006 to Participation Agreement dated May 1, 2006 among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company *

g.      Panorama Series Fund, Inc. –Participation Agreement dated May 1, 2006, among Panorama Series Fund, Inc., OppenheimerFunds, Inc., Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company — Incorporated by reference to Post Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2008

g1. Panorama Series Fund, Inc. – Amendment dated as of May 1, 2006 to Participation Agreement dated May 1, 2006 *

h.      PIMCO - Form of Participation Agreement among PIMCO Variable Insurance Trust, Allianz Global Investors Distributors LLC and Massachusetts Mutual Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 333-80991, as filed with the Commission as an exhibit on April 24, 2006

h1.    PIMCO – Selling Agreement among Allianz Global Investors Distributors LLC, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company for Advisor Class Shares of PIMCO Variable Insurance Trust, executed on April 26, 2006 **

h2.    PIMCO – Services Agreement among PIMCO, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company for Advisor Class Shares of PIMCO Variable Insurance Trust, effective as of April 21, 2006 **

ii. Shareholder Information Agreements:

a.      AIM Investment Services, Inc. AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 executed on March 29, 2007 between AIM Investment Services, Inc., Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2007

b.      Fidelity Distributors Corporation - Rule 22c-2 Shareholder Information Agreement related to Variable Insurance Products effective October 16, 2007 between Fidelity Distributors Corporation, Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2007

c. ING –Rule 22c-2 Agreement effective October 16, 2007 between ING Funds Services, LLC, Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company *

d.      MML Series Investment Fund - Shareholder Information Agreement effective October 16, 2007 between MML Series Fund I, Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2007

e.      MML Series Investment Fund II - Shareholder Information Agreement effective October 16, 2007 between MML Series Fund II, Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2007

f.       OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. - Shareholder Information Agreement effective October 16, 2007 between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc., Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-6, File No. 333-50410, as filed with the Commission as an exhibit on April 25, 2007

g.      PIMCO – Rule 22c-2 Amendment to Participation Agreement between Allianz Global Investors Distribution LLC, principal underwriter for PIMCO Variable Insurance Trust, and Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company *

Exhibit (i)	Not Applicable

Exhibit (j)	Not Applicable

Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered **

Exhibit (l)	Not Applicable

Exhibit (m)	Not Applicable

Exhibit (n)	i. Consent of Independent Registered Public Accounting Firm—KPMG LLP **

ii. Powers of Attorney (included on signature page)

Exhibit (o)	Not Applicable

Exhibit (p)	Not Applicable

Exhibit (q)	SEC Procedures Memorandum describing Massachusetts Mutual issuance, transfer, and redemption procedures for the Policy **

*	Filed herewith.
**	To be filed by amendment

Item 27. Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Roger G. Ackerman, Lead Director P.O. Box 45 Phoenix, NY 13135	Robert M. Furek, Director 1370 Cutler Court Marco Island, FL 34145

Thomas C. Barry, Director 320 Park Avenue, 28th Floor New York, NY 10022	Raymond W. LeBoeuf, Director 1590 Galleon Drive Naples, FL 34101-7716

Kathleen A. Corbet, Director 49 Cross Ridge Road New Caanan, CT 06840	William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20080	John F. Maypole, Director 55 Sandy Hook Road - North Sarasota, FL 34242

Patricia Diaz Dennis, Director 175 East Houston, Room 11-A-50 San Antonio, TX 78205	Marc Racicot, Director 1130 Connecticut Ave., NW, Suite 1000 Washington, DC 20036

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033 Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940 Officers of Massachusetts Mutual Life Insurance Company

Stuart H. Reese, Director, Chairman, President and
Chief Executive Officer (Principal Executive Officer)

1295 State Street

Springfield, MA 01111

William T. Spitz, Director

16 Wynstone

Nashville, TN 37215

Edward M. Kline, Corporate Vice President and Treasurer 1295 State Street Springfield, MA 01111

Roger W. Crandall, Executive Vice President, Chief Operating Officer and Chief Investment Officer 1295 State Street Springfield, MA 01111

William F. Glavin, Jr., Executive Vice President and Co-Chief Operating Officer 1295 State Street Springfield, MA 01111

John V. Murphy, Executive Vice President 1295 State Street Springfield, MA 01111 Mark Roellig, Secretary, Executive Vice President and General Counsel 1295 State Street Springfield, MA 01111

Michael T. Rollings, Executive Vice President and Chief Financial Officer 1295 State Street Springfield, MA 01111

Elaine A. Sarsynski, Executive Vice President and Chief Administrative Officer 1295 State Street Springfield, MA 01111

Norman A. Smith, Corporate Vice President and Corporate Controller 1295 State Street Springfield, MA 01111

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.	DIRECT SUBSIDIARIES OF MASSMUTUAL - MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

2.	CML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

B.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding LLC – 1%.)

C.	MassMutual Holding LLC (Nov. 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker-dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, a Delaware limited liability company which operates as a broker-dealer. (MML Investors Services, Inc. – 51% and Series Members – 49%)

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

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a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 88.4% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.—46%)

1)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation, which used to operate as the owner of Hotel du Parc in Montreal, Quebec, Canada. Inactive.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Cornerstone Real Estate Advisers, LLC (Jan. 20, 1994), a Delaware limited liability company which operates as an investment adviser.

4.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

a.	Babson Capital Securities Inc (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

b.	Babson Capital Management Inc., a Delaware corporation that holds a “corporation” real estate license.

c.	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (Babson Capital Management LLC is a limited partner in AM with a controlling interest – 58%)

d.	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (Babson Capital Management LLC owns a controlling interest –58%—of DP.)

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e.	Babson Capital Japan KK, formerly known as MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment adviser.

f.	Babson Capital Guernsey Limited, an investment management company organized under the laws of Isle of Guernsey.

1.)	Babson Capital Europe Limited, an institutional debt-fund manager organized under the laws of England and Wales.

a.)	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

b.)	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

c.)	Almack Mezzanine Fund II Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as general partner of Almack Mezzanine II Leveraged LP and Almack Mezzanine II Unleveraged LP.

5.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies. (MassMutual Holding LLC – 97.7%).

a.	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

1.)	Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

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2.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

3.)	Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

4.)	Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

5.)	Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

6.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

7.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

a.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

b.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

c.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

d.)	OppenheimerFunds International Distributor Limited (formerly known as OppenheimerFunds (Asia) Limited), a Hong Kong mutual fund marketing company. (Owned 95% by OFI Institutional Asset Management, Inc. and 5% by OppenheimerFunds, Inc.)

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8.)	OppenheimerFunds International, Ltd. (July 9, 1997), a wholly-owned subsidiary of OppenheimerFunds, Inc., is the manager of OppenheimerFunds Real Asset Futures plc and OppenheimerFunds plc, each a Dublin-based investment company, for which OppenheimerFunds, Inc. provides portfolio management services as an investment adviser.

a.)	OFI Institutional Asset Management, Ltd., (February 6, 2007), a limited liability company formed in England.

b.	Tremont Group Holdings, Inc. (previously, Tremont Capital Management, Inc.) (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

1.)	Tremont (Bermuda), Limited, a Bermuda-based investment adviser.

2.)	Tremont Partners, Inc., (1984) a Connecticut corporation that is a registered investment adviser.

3.)	Tremont Capital Management Limited, a company based in the United Kingdom.

4.)	Tremont Securities, Inc., a New York company that acts as a registered broker dealer.

5.)	Tremont Capital Management, Corp. (owned 77% by Tremont Capital Management, Inc.), a New York company.

6.)	Tremont Capital Management (Asia) Limited, a Hong Kong company.

7.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds.

8.)	Tremont GP, Inc., a Delaware corporation.

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6.	HYP Management LLC (July 24, 1996), a Delaware limited liability company which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

7.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

8.	MMHC Investment LLC (July 24, 1996), a Delaware limited liability company which is a passive investor in MassMutual investments.

9.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

10.	MassMutual International LLC (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International LLC is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.99% by MassMutual International LLC and .01% by MassMutual Holding LLC.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent. (MassMutual Asia Limited owns 99.99% and MassMutual Services Limited owns .01%.

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.), Protective Capital (International) Limited and Kenneth Yu (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company currently holding 6.38% of MassMutual Life Insurance Company in Japan. (Owned 99.98% by MassMutual Asia Limited, 01% by Ling Sau Lei and .01% by Jones Leung.)

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4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited – 50%.)

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited—50%.)

6.)	MassMutual Asia Investors Limited, a Hong Kong company that provides investment advisory services.

b.	MassMutual Internacional (Chile) Limitada, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International LLC – 79.43%; MassMutual Holding LLC—.07%; 1279342 Ontario Limited – 20.5%)

1.)	MassMutual (Chile) Limitada (September 13, 2006), a limited liability company organized in the Republic of Chile. (MassMutual Internacional (Chile) Limitada – 99.99 % and MassMutual International LLC .01%).

a.)	Compañia de Seguros CorpVida S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual (Chile) Limitada – 33.49%)

c.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company.

d.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which currently acts as a holding company for MMI’s interest in Taiwan.

1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc. 39.01%)

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e.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International LLC – 80.03%; MM Real Estate GK – 7.64%; Protective Capital (International) Ltd. – 6.38%; MassMutual Asia Limited – 5.93%; and MassMutual Life Insurance Company—.02%).

1.)	Hakone Fund LLC, a Delaware limited liability company authorized to purchase, borrow, sell and otherwise trade in securities, shares and other financial instruments and contracts of U.S. and non-U.S. entities.

2.)	Hakone Fund II LLC, a Delaware limited liability company authorized to purchase, borrow, sell and otherwise trade in securities, shares and other financial instruments and contracts of U.S. and non-U.S. entities.

f.	MM Real Estate GK, a Japanese entity which holds and manages real estate. (MassMutual Life Insurance Company – 1%; MassMutual International LLC – 99%)

g.	MassMutual Global Wealth Management Limited, a Guernsey company that is the fund manager for its two subsidiary companies.

11.	MassMutual Assignment Company (Oct. 4 2000), a North Carolina corporation which operated a structured settlement business.

12.	MML Financial, LLC (May 7, 2004), a Delaware limited liability company which operates as a holding company.

a.	MML Investment Products, LLC, (November 9, 2004) a Delaware limited liability company licensed to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily makes investments.

b.	MML Assurance, Inc. (November 29, 2004), a New York insurance company.

c.	Invicta Holdings LLC (April 12, 2006), a Delaware limited liability company that acts as a holding company.

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1.)	Invicta Advisors LLC (April 12, 2006), a Delaware limited liability company that will serve as the management entity of Invicta Credit LLC.

2.)	Invicta Capital LLC (April 12, 2006), a Delaware limited liability company that will guarantee the obligations of Invicta Credit LLC.

a.)	Invicta Credit LLC (April 12, 2006). a Delaware limited liability company that will operate as a credit derivative product company selling credit protection using credit default swaps.

13.	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

a.	MassMutual Holdings (Bermuda) Ltd., a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

1.)	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts an investment manager/adviser.

a.)	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

b.)	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

c.)	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

d.)	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK.

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e.)	Baring International Investment Management Holdings (November 12, 1985), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

i.	Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

ii.	Baring France S.A.S. (July 24, 1997), a company incorporated under the laws of France that handles distribution and client services for qualified investors.

iii.	Baring Investment Administrative Services (South Africa) Limited (September 4, 1998), a company incorporated under the laws of South Africa. The company was incorporated to serve as the South African Representative Office for selected collective investment schemes as contemplated in the Regulations made pursuant to Section 37A(1) of the Units Trusts Control Act, 1981 as amended.

iv.	Baring International Investment Management Limited (October 26, 1973), an intermediate holding company organized in Hong Kong.

aa. Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

i. Baring Asset Management (CI) Limited (July 18, 1990), an investment management company organized under the laws of the Isle of Guernsey.

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ii. Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

iii. Baring Mutual Fund Management (Ireland) Limited (November 29, 1991), a company incorporated under the laws of Ireland that acts as an investment adviser.

iv. Baring Sice (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

v. Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

aa.) Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

bb.) Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

cc.) Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

dd.) Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser incorporated under the laws of Australia.

b.	Baring Asset Management, Inc. (September 28, 1967), a Massachusetts corporation that acts as an investment adviser.

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14.	MassMutual Capital Partners LLC (September 20, 2006), a Delaware single-member limited liability company. MassMutual Holding LLC is the sole member.

D.	The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

E.	MML Private Placement Investment Company I, LLC (May 15, 2007), a Delaware limited liability.

F.	MML Private Equity Fund Investor LLC (December 6, 2006), a Delaware limited liability company that acts as a blocker entity for MassMutual and holds private equity fund investments.

G.	MML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for MassMutual.

H.	MML Mezzanine Investor II, LLC (March 13, 2008), a Delaware limited liability company that acts as a blocker entity for MassMutual.

I.	MMC Equipment Finance LLC (January 27, 2007), a Delaware limited liability company established to engage primarily in equipment finance and leasing activities.

1.	MassMutual Asset Finance LLC (formerly known as Winmark Equipment Finance, LLC) is an equipment financing company which provides collateralized lending, financing and leasing services nationwide.

a.	Winmark Special Finance LLC (May 18, 2004), a Delaware limited liability company that acquires equipment loans and leases and the related equipment, participation and other interests in such assets.

b.	Winmark Limited Funding LLC (June 3, 2004), a Delaware limited liability company that acquires equipment loans and leases and the related equipment, participation and other interests in such assets, and then issues non-recourse promissory notes which are secured by such assets (excluding residual interests).

c.	WEF Seller LLC 2006-A (January 26, 2007), a Delaware limited liability company that previously held a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

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1.)	WEF Issuer LLC 2006-A (October 17, 2005), a Delaware limited liability company that holds and manages equipment-related assets and makes payments on certain notes.

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II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

•	MassMutual Premier Funds, a Massachusetts business trust that operates as an open-end investment company. The majority of shares are owned by MassMutual.

•	MML Series Investment Fund, a Massachusetts business trust that operates as an open-end investment company. All shares issued by the Trust are owned by MassMutual and certain of its affiliates.

•	MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.

•	MassMutual Select Funds, a Massachusetts business trust that operates as an open-end investment company. The majority of shares are owned by MassMutual.

•	MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.

•

MML Series Investment Fund II, a Massachusetts business trust that operates as an open-end investment company. All shares issued by MML Series Investment Fund II are owned by MassMutual and certain of its affiliates.

•	The Greater China Fund, Inc and The Asia Pacific Fund, Inc: closed-end registered investment companies to which Baring Asset Management (Asia) Limited is the investment adviser.

•	Bond Fund Series

•	Centennial California Tax-Exempt Trust

•	Centennial Government Trust

•	Centennial Money Market Trust

•	Centennial New York Tax Exempt Trust

•	Centennial Tax Exempt Trust

•	OFI Tremont Core Strategies Hedge Fund

•	OFI Tremont Market Neutral Hedge Fund

•	Oppenheimer Absolute Return Fund

•	Oppenheimer AMT-Free Municipals

•	Oppenheimer AMT-Free New York Municipals

•	Oppenheimer Balanced Fund

•	Oppenheimer Baring China Fund

•	Oppenheimer Baring Japan Fund

•	Oppenheimer Baring SMA International Fund

•	Oppenheimer California Municipal Fund

•	Oppenheimer Capital Appreciation Fund

•	Oppenheimer Capital Income Fund

•	Oppenheimer Cash Reserves

•	Oppenheimer Champion Income Fund

•	Oppenheimer Commodity Strategy Total Return Fund

•	Oppenheimer Developing Markets Fund

•	Oppenheimer Discovery Fund

•	Oppenheimer Dividend Growth Fund

•	Oppenheimer Emerging Growth Fund

•	Oppenheimer Emerging Technologies Fund (in the process of de-registering)

•	Oppenheimer Enterprise Fund (in the process of de-registering)

•	Oppenheimer Equity Fund, Inc.

•	Oppenheimer Equity Income Fund, Inc.

•	Oppenheimer Global Fund

•	Oppenheimer Global Opportunities Fund

•	Oppenheimer Global Value Fund

•	Oppenheimer Gold & Special Minerals Fund

•	Oppenheimer Growth Fund (in the process of de-registering)

•	Oppenheimer Institutional Money Market Fund

•	Oppenheimer Integrity Funds

•	Oppenheimer International Bond Fund

•	Oppenheimer International Diversified Fund

•	Oppenheimer International Growth Fund

•	Oppenheimer International Small Company Fund

•	Oppenheimer International Value Trust

•	Oppenheimer Limited Term California Municipal Fund

•	Oppenheimer Limited-Term Government Fund

•	Oppenheimer Main Street Funds, Inc.®

•	Oppenheimer Main Street Opportunity Fund®

•	Oppenheimer Main Street Small Cap Fund®

•	Oppenheimer Master International Value Fund, LLC

•	Oppenheimer Master Loan Fund, LLC

•	Oppenheimer MidCap Fund

•	Oppenheimer Money Market Fund, Inc.

•	Oppenheimer Multi-State Municipal Trust

•	Oppenheimer Municipal Fund

•	Oppenheimer Portfolio Series

•	Oppenheimer Portfolio Series Fixed Income Active Allocation Fund

•	Oppenheimer Principal Protected Trust II®

•	Oppenheimer Principal Protected Trust III®

•	Oppenheimer Principal Protected Trust®

•	Oppenheimer Quest For Value Funds

•	Oppenheimer Quest International Value Fund, Inc.

•	Oppenheimer Real Estate Fund

•	Oppenheimer Rising Dividends Fund, Inc.

•	Oppenheimer Rochester Arizona Municipal Fund

•	Oppenheimer Rochester Maryland Municipal Fund

•	Oppenheimer Rochester Massachusetts Municipal Fund

•	Oppenheimer Rochester Michigan Municipal Fund

•	Oppenheimer Rochester Minnesota Municipal Fund

•	Oppenheimer Rochester North Carolina Municipal Fund

•	Oppenheimer Rochester Ohio Municipal Fund

•	Oppenheimer Rochester Virginia Municipal Fund

•	Oppenheimer Select Value Fund

•	Oppenheimer Senior Floating Rate Fund

•	Oppenheimer Series Fund, Inc.

•	Oppenheimer SMA Core Bond Fund

•	Oppenheimer SMA International Bond Fund

•	Oppenheimer Strategic Trust

•	Oppenheimer Transition 2010 Fund

•	Oppenheimer Transition 2015 Fund

•	Oppenheimer Transition 2020 Fund

•	Oppenheimer Transition 2025 Fund

•	Oppenheimer Transition 2030 Fund

•	Oppenheimer Transition 2040 Fund

•	Oppenheimer Transition 2050 Fund

•	Oppenheimer Tremont Market Neutral Fund, LLC

•	Oppenheimer Tremont Opportunity Fund, LLC

•	Oppenheimer U.S. Government Trust

•	Oppenheimer Variable Account Funds

•	Panorama Series Fund, Inc.

•	Rochester Fund Municipals

•	Rochester Portfolio Series

•	Tennenbaum Opportunities Fund V, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Special Value Opportunities Fund, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Special Value Continuation Fund, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Special Value Continuation Partners, LP (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Tennenbaum Opportunities Partners V, LP (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

Item 29. Indemnification

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

Article	V. of the Bylaws of MassMutual provides for indemnification of directors and officers as follows:

Article	V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any such paragraph.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a)	MML Distributors, LLC, a controlled subsidiary of the Depositor, acts as principal underwriter for policies that utilize registered separate accounts of the Depositor, C.M. Life Insurance Company and MML Bay State Life Insurance Company. MML Distributors, LLC also acts as principal underwriter for MML Series Investment Fund and MML Series Investment Fund II, registered investment companies.

(b)	The following people are officers and member representatives of the principal underwriter.

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Officer	Business Address
William F. Glavin	Chief Executive Officer, President and Springfield OSJ Supervisor	1295 State Street Springfield, MA 01111-0001

Peter G. Lahaie	Chief Financial Officer, Vice President and Treasurer

Andrew Dickey	Member Representative Massachusetts Mutual Life Insurance Co. Member Representative MassMutual Holding L.L.C. Registration Manager	1295 State Street Springfield, MA 01111-0001

Robert S. Rosenthal	Vice President Chief Legal Officer Secretary	1295 State Street Springfield, MA 01111-0001

Kevin LaComb	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Edward K. Duch, III	Assistant Secretary	1295 State Street Springfield, MA 01111-0001

Jennifer Dupuis-Krause	Assistant Secretary	1295 State Street Springfield, MA 01111-0001

Susan Scanlon	Chief Compliance Officer and Enfield OSJ Supervisor	100 Bright Meadow Blvd. Enfield, CT 06082

Marilyn Edstrom	Entity Contracting Officer	1295 State Street Springfield, MA 01111-0001

Kathy Rogers	Continuing Education Officer	1295 State Street Springfield, MA 01111-0001

Donald Towse	Registration Manager	1295 State Street Springfield, MA 01111-0001

Donna Watson	Cash and Trading Supervisor Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Bruce C. Frisbie	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Robert Wittneben	Chief Information Officer	1295 State Street Springfield, MA 01111-0001

Jennifer L. Lake	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Lenore MacWade	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Denise Kresock	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Cade Cherry	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Eric Wietsma	Retirement Services Supervisor and Fund Product Distribution Officer	1295 State Street Springfield, MA 01111-0001

Camille Donald	Assistant Secretary	1295 State Street Springfield, MA 01111-0001

Michael R. Fanning	U.S. Insurance Group Supervisor	1295 State Street Springfield, MA 01111-0001

Ellen Dziura	Retirement Income Supervisor	100 Bright Meadow Blvd. Enfield, CT 06082

William McCauley	Assistant Vice President and Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Douglas Russell	Variable Annuity Product Distribution Officer	100 Bright Meadow Blvd. Enfield, CT 06082

Jo-Anne Rankin	Variable Life Product Distribution Officer	100 Bright Meadow Blvd. Enfield, CT 06082

(c)

Name	Net Underwriting Commissions[1]		Other Compensation[2]
MML Distributors, LLC	$	N/A	$299,076
MML Investors Services, Inc.	$	N/A	$2,526,430

1	Since sales of VUL III have not commenced as of this date, no commissions have been paid to date.
2	MML Distributors receives compensation for its activities as underwriter for policies that utilize the Separate Account. MML Investors Services, Inc. acts as a retail distributor for the policies that utilize the Separate Account pursuant to a services agreement with the Depositor.

Item 31. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

Item 32. Management Services

Not Applicable

Item 33. Fee Representation

REPRESENTATION UNDER SECTION 26(f)2(A) OF

THE INVESTMENT COMPANY ACT OF 1940

With respect to the policy described in this Registration Statement, Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges to be deducted under the flexible premium adjustable variable universal life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Massachusetts Mutual Variable Life Separate Account I, has duly caused this Registration Statement to be signed on its behalf in the City of Springfield, Commonwealth of Massachusetts, on the 14th day of May, 2008.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I
(Registrant)

BY:	MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Depositor)

/s/ Stuart H. Reese
By:	Stuart H. Reese, President

As required by the Securities Act of 1933, and the Investment Company Act of 1940 (together referred to as the “Acts”), this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes and appoints Mark Roellig, Executive Vice President and General Counsel of Massachusetts Mutual Life Insurance Company (“MassMutual”) Patricia Walsh, Corporate Vice President and Associate General Counsel of MassMutual, and John Deitelbaum, Corporate Vice President and Associate General Counsel of MassMutual (collectively referred to hereafter as “Attorneys”) and each of them individually, such person’s true and lawful attorneys and agents with full power and authority to take any action and execute all instruments they deem necessary or advisable to enable MassMutual and its separate account Massachusetts Mutual Variable Life Separate Account I to comply with the Acts and any rule, regulation or order or other requirement of the Securities and Exchange Commission, including authority to sign for such person and in such person’s name and capacity as indicated below any and all amendments to this Registration Statement hereby ratifying such person’s signature as it may be signed by said Attorneys to any and all amendments (pre-effective and post-effective amendments).

SIGNATURE	TITLE	DATE
/s/ Stuart H. Reese
Stuart H. Reese	President and Chief Executive Officer (Principal Executive Officer)	May 14, 2008

/s/ Michael T. Rollings
Michael T. Rollings	Chief Financial Officer (Principal Financial Officer)	May 14, 2008

/s/ Norman A. Smith
Norman A. Smith	Controller (Principal Accounting Officer)	May 14, 2008

/s/ Roger G. Ackerman
Roger G. Ackerman	Director	May 14, 2008

/s/ Thomas C. Barry
Thomas C. Barry	Director	May 14, 2008

/s/ Kathleen A. Corbet
Kathleen A. Corbet	Director	May 14, 2008

/s/ James H. DeGraffendreidt, Jr.
James H. DeGraffendreidt, Jr.	Director	May 14, 2008

/s/ Patricia Diaz Dennis
Patricia Diaz Dennis	Director	May 14, 2008

/s/ William B. Ellis
William B. Ellis	Director	May 14, 2008

/s/ Robert A. Essner
Robert A. Essner	Director	May 14, 2008

/s/ Robert M. Furek
Robert M. Furek	Director	May 14, 2008

/s/ Raymond W. LeBoeuf
Raymond W. LeBoeuf	Director	May 14, 2008

/s/ William B. Marx, Jr.
William B. Marx, Jr.	Director	May 14, 2008

/s/ John F. Maypole
John F. Maypole	Director	May 14, 2008

/s/ Marc Racicot
Marc Racicot	Director	May 14, 2008

/s/ William T. Spitz
William T. Spitz	Director	May 14, 2008

INDEX TO EXHIBITS

Exhibit (d)	i. Form of Flexible Premium Adjustable Variable Life Insurance Policy

iii. Form of Disability Benefit Rider

iv. Form of Guaranteed Insurability Rider

v. Form of Other Insured Rider

vii. Form of Waiver of Monthly Charges Rider

viii Form of Waiver of Specified Premium Rider

Exhibit (f)	ii. By-Laws of Massachusetts Mutual Life Insurance Company as adopted April 10, 2002

Exhibit (h)	i. Participation Agreements, Selling, Servicing Agreements:

c1. ING Variable Products Trust – Amendment dated as of May 28, 2007 to Participation Agreement dated April 26, 2006

c2. ING Variable Products Trust – Amendment dated as of April 3, 2008 to Participation Agreement dated April 26, 2006

f1. Oppenheimer Variable Account Funds – Amendment dated as of May 1, 2006 to Participation Agreement dated May 1, 2006

g1. Panorama Series Fund, Inc. – Amendment dated as of May 1, 2006 to Participation Agreement dated May 1, 2006

ii. Shareholder Information Agreements:

c. ING –Rule 22c-2 Agreement effective October 16, 2007 between ING Funds Services, LLC, Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company

g.      PIMCO – Rule 22c-2 Amendment to Participation Agreement between Allianz Global Investors Distribution LLC, principal underwriter for PIMCO Variable Insurance Trust, and Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company